Exhibit 99.2

Notice OF Meeting

and

Management information circular

FOR THE

ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

OF

NEW FOUND GOLD CORP.

To be held

WEDNESDAY, august 20, 2025

Dated: JULY 8, 2025

T A B L E  O F  C O N T E N T S

Section 7 – Corporate Governance	40
General	40
Corporate Governance Practices	41
Board of Directors	42
Board Mandate	42
Position Descriptions	42
Orientation and Continuing Education	43
Ethical Business Conduct	43
Nomination of Directors	43
Compensation	44
Committees of the Board	44
Board Assessment	46
Director Term Limits and Other Mechanisms of Board Renewal	46
Board Leadership and Diversity	46
Section 8 – Other Information	47
Securities Authorized for Issuance Under Equity Compensation Plans	47
Indebtedness of Directors and Executive Officers	47
Interest of Certain Persons or Companies in Matters to be Acted Upon	48
Interest of Informed Persons in Material Transactions	48
Management Contracts	48
Additional Information	48
Request for Financial Statements	49
Approval of the Board of Directors	49
SCHEDULE “A” STOCK OPTION PLAN	50
SCHEDULE “B” SHARE UNIT PLAN	65
SCHEDULE “C” CHARTER OF THE AUDIT COMMITTEE	84
SCHEDULE “D” BOARD MANDATE	92

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New Found Gold Corp. 1055 West Georgia Street, Suite 2129 Vancouver, British Columbia, V6E 3P3 Canada Telephone: (416) 910-4653

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of New Found Gold Corp. (the “Company” or “New Found”) will be held on Wednesday, August 20, 2025, at 10:00 a.m. (Pacific Time) at 3500 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon;
2.	to fix the number of directors to be elected at the Meeting at seven (7);
3.	to elect seven (7) directors to hold office until the next annual meeting of Shareholders;
4.	to appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;
5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to amend the Company’s “10% rolling” stock option plan, dated for reference December 8, 2022, as amended on January 20, 2025, and as more particularly described in the accompanying Management Information Circular of the Company dated July 8, 2025 (the “Circular”);
6.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s “5% rolling” share unit plan, dated for reference January 20, 2025, and as more particularly described in the Circular;
7.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of disinterested Shareholders, approving the creation of Eric Sprott as a new Control Person of the Company, as such term is defined in the policies of the TSX Venture Exchange; and

8.                   to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Although no other matters are contemplated, the Meeting may also consider the transaction of such other business, and any permitted amendment to or variation of any matter identified in this Notice, as may properly come before the Meeting or any adjournment thereof. Shareholders are advised to review the Circular before voting.

The board of directors of the Company (the “Board”) has fixed Tuesday, July 8, 2025, as the record date (the “Record Date”) for determining Shareholders who are entitled to receive notice and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date and duly appointed proxyholders will be entitled to vote at the Meeting.

NOTICE OF MEETING

Registered Shareholders unable to attend the Meeting in person and who wish to ensure that their common shares (“Shares”) will be voted at the Meeting are requested to complete, date, and sign a form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered (or beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form to ensure that their Shares will be voted at the Meeting. If you hold your Shares in a brokerage account, you are a non-registered (or beneficial) Shareholder.

The Company is using “Notice-and-Access” to provide Shareholders with easy access to the Circular and other proxy-related materials (collectively, the “Meeting Materials”) prepared in connection with the Meeting, rather than mailing paper copies.

The Meeting Materials are available on the internet at:

https://newfoundgold.ca/investors/#agm

or

www.sedarplus.ca

Shareholders are reminded to review all of the important information contained in the Meeting Materials before voting. Instructions on obtaining paper copies of the Meeting Materials can be found on pages 1-2 of the Circular under the heading “Notice-and-Access”.

DATED at Vancouver, British Columbia, this 8th day of July, 2025.

BY ORDER OF THE BOARD

/s/ Keith Boyle

Keith Boyle
Chief Executive Officer and Director

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MANAGEMENT INFORMATION CIRCULAR

Section 1 – Introduction

This management information circular (the “Circular”) accompanies the notice of annual general and special meeting (the “Notice”) and is furnished to the holders (the “Shareholders” and each, a “Shareholder”) of common shares (“Shares”) in the capital of New Found Gold Corp. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the “Meeting”) of the Shareholders to be held Wednesday, August 20, 2025, at 10:00 a.m. (Pacific Time) at 3500 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, and any adjournment thereof, for the purposes set forth in the Notice of the Meeting.

Date and Currency

Unless otherwise indicated, all information in this Circular is given as at July 8, 2025, and all dollar amounts referenced herein are in Canadian dollars (“$” or “C$”). Certain information in this Circular is presented in United States dollars (“US$”). The exchange rate as at December 31, 2024, was C$1.00 = US$0.6950.

Notice-and-Access

The Company has chosen to deliver proxy materials, including the Notice of Meeting of Shareholders and this Circular (together, the “Proxy Materials”), in reliance on the provisions of Notice-and-Access, which govern the delivery of proxy materials to Shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for delivery to registered Shareholders and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for delivery to non-registered (or beneficial) Shareholders (together, “Notice-and-Access Provisions”).

Notice-and-Access Provisions permit the Company to deliver the Proxy Materials to Shareholders by posting them on a non-SEDAR+ website (usually the reporting issuer’s website or the website of its transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. This method reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions, the Company must send a Notice-and-Access notification and form of proxy or voting instruction form, as applicable (together, the “Notice Package”) to each Shareholder, including registered and non-registered (or beneficial) Shareholders, indicating that the Proxy Materials have been posted online and explaining how a Shareholder can access such materials and how they may obtain a paper copy of the Circular from the Company.

This Circular has been posted in full, together with the Notice of Annual General and Special Meeting, the form of proxy, and the financial statements request form, on the Company’s website at https://newfoundgold.ca/investors/#agm and under the Company’s profile at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators’ national system that all market participants use for filings and disclosure.

management information circular

How to Obtain a Paper Copy of the Circular

Any Shareholder may request a paper copy of the Circular be mailed to them, at no cost, by contacting the Company via email to contact@newfoundgold.ca or by telephone at 1-833-345-2291 (toll-free within North America) or 1-845-535-1486 (direct from outside North America).

To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote by 10:00 a.m. (Pacific Time) on Monday, August 18, 2025, a Shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5:00 p.m. (Pacific Time) on Monday, August 4, 2025. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Circular can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using Notice-and-Access Provisions also provides a paper copy of its management information circular to some Shareholders with the Notice Package. All Shareholders will receive only the Notice Package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Circular. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless a Shareholder specifically requests one.

All Shareholders may call 1-833-345-2291 (toll-free within North America) or 1-845-535-1486 (direct from outside North America) in order to obtain additional information relating to Notice-and-Access Provisions or to request a paper copy of the Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

This Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

Section 2 – Proxies and Voting Rights

Management Solicitation

The solicitation of proxies by the management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals’ authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

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Appointment of Proxy

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed on the enclosed form of proxy (the “Management Proxyholders”) are officers and/or directors of the Company.

A Shareholder has the right to appoint a person or company to attend and act for or on behalf of that Shareholder at the Meeting, other than the Management Proxyholders named in the enclosed form of proxy. A proxyholder need not be a Shareholder.

To exercise the right, the Shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the Shareholder’s Shares should be voted. The nominee should bring personal identification to the Meeting.

Those Shareholders desiring to be represented at the Meeting by proxy – either by a Management Proxyholder or another person - must deposit their respective forms of proxy with the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by mail, facsimile transmission, telephone voting system or via the internet at least two business days (excluding Saturdays, Sundays and holidays) prior to the scheduled time of the Meeting, or any adjournment thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

The Company may refuse to recognize any instrument of proxy deposited in writing or by the internet received later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the Meeting or any adjournment thereof.

Voting by Proxy and Exercise of Discretion

Only registered Shareholders and duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The form of proxy, when properly signed, also confers discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting.

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Non-Registered (or Beneficial) Shareholders

The following information is of significant importance to Shareholders who do not hold Shares in their own name. These Shareholders are called beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders (those whose names appear on the records of the Company as the registered holders of Shares). If Shares are listed in an account statement provided to a Shareholder by a broker or custodian banks (an “Intermediary”), then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker or the custodian bank. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms and custodian banks), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks). Intermediaries are required to seek voting instructions from beneficial Shareholders in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two types of non-registered holders: (i) those who object to their identity being made known to the issuers of securities which they own (“OBOs”), and (ii) those who do not object to their identity being made known to the issuers of securities which they own (“NOBOs”).

The Company will not be sending these Meeting Materials directly to NOBOs.

The Company does not intend to pay for Intermediaries to forward to OBOs the Meeting Materials. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

Advice to Non-Registered (or Beneficial) Shareholders

You should carefully follow the instructions of your Intermediary in order to ensure that your Shares are voted at the Meeting. The form of proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Many brokers delegate responsibility for obtaining instructions from clients to an investor communication service (“ICS”) in Canada/the United States. The ICS will typically mail a voting instruction form in lieu of a proxy provided by the Company. The voting instruction form will name the same persons as the Company’s form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to the ICS by mail or facsimile or given to the ICS by phone or over the internet, in accordance with the ICS’ instructions. The ICS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from an ICS, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to the ICS, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted. Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxy holder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxy holder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

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Revocation of Proxies

Registered Shareholders

A registered shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof by:

•	completing and signing a proxy bearing a later date and delivering such proxy to Computershare by 10:00 a.m. (Pacific Time) on Monday, August 18, 2025, or the last business day prior to the day the Meeting is reconvened if it is adjourned;
•	sending a signed written statement (or have your attorney sign a statement with your written authorization) to:

Corporate Secretary

New Found Gold Corp.

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia, Canada V6E 3P3

Email: issuers@keystonecorp.ca

The Company must receive your written statement prior to 5:00 p.m. (Pacific Time) on Tuesday, August 19, 2025, or the last business day prior to the day the meeting is reconvened if it is adjourned;

•	providing a signed written statement, at the Meeting, to the chair of the Meeting prior to the vote being taken; or
•	any other manner permitted by law.

If you have followed the instructions for attending and voting at the Meeting, voting at the Meeting will revoke any previous proxy.

Beneficial Shareholders

If you change your mind, contact your broker or nominee.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

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The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgement by a United States court.

Section 3 – Voting Securities and Principal Holders of Voting Securities

Record Date

The board of directors of the Company (the “Board”) has set the close of business on Tuesday, July 8, 2025, as the record date (the “Record Date”) for the Meeting. Only Shareholders of record as at the Record Date are entitled to receive notice of and to attend and vote at the Meeting or any adjournment thereof, unless after that date a Shareholder of record transfers his or her Shares and the transferee, upon producing properly endorsed certificates evidencing such Shares or otherwise establishing that he or she owns such Shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such Shares at the Meeting.

Persons who are non-registered or beneficial Shareholders as at the Record Date will be entitled to exercise their voting rights in accordance with the procedures established under NI 54-101. See “Section 2 – Proxies and Voting Rights – Advice to Non-Registered (or Beneficial) Shareholders”.

Voting Rights

The Company is authorized to issue an unlimited number of Shares. As at the Record Date, there were 229,737,994 Shares issued and outstanding. Each Share carries the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Shares

To the knowledge of the directors and executive officers of the Company, no holder beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Company as at the Record Date, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Shares (1)
Palisades Goldcorp Ltd. (2)	43,386,425	18.89%
Eric Sprott (3)	43,954,076	19.13%
Notes:
(1)	Based on 229,737,994 outstanding Shares as at July 8, 2025.
(2)	The principal securityholder of Palisades Goldcorp Ltd. is Collin Kettell, Former Chief Executive Officer and Former Director of the Company.
(3)	Mr. Sprott holds (a) 1,900,000 Shares directly; (b) 17,755,376 Shares through 2176423 Ontario Inc., a corporation he wholly owns; and (c) 24,298,700 Shares through Sprott Mining Inc.

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Quorum

Pursuant to the Articles of the Company, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at the Meeting is one person who, in the aggregate, holds, or who represents by proxy, Shareholders who, in the aggregate, hold, at least 5% of the issued Shares entitled to be voted at the Meeting.

Section 4 – Particulars of Matters to be Acted Upon

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

Additional details regarding each of the matters to be acted upon at the Meeting is set forth below.

1.	Presentation of Financial Statements

The audited annual financial statements of the Company for the year ended December 31, 2024, and the auditor’s report thereon, will be placed before Shareholders at the Meeting.

Copies of these documents will be available at the Meeting and may also be obtained by a Shareholder upon request without charge from the Company at 1055 West Georgia Street, Suite 2129, Vancouver, British Columbia, V6E 3P3, Canada. These documents are also available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.newfoundgold.ca.

Shareholders and proxyholders will be given an opportunity to discuss the Company’s financial results with management. Shareholder approval is not required and no formal action will be taken at the Meeting to approve the financial statements.

2.	Fixing the Number of Directors

At the Meeting, it will be proposed that seven (7) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution, the text of which is as follows:

“BE IT RESOLVED, as an ordinary resolution of Shareholders, that the number of directors to be elected at the Meeting, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the constating documents of the Company, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s constating documents, be and is hereby fixed at seven (7).”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy in respect of the resolution at the Meeting.

Management believes the passing of the above resolution is in the best interests of the Company and recommends Shareholders vote in favour of the ordinary resolutions fixing the number of directors to be elected at the Meeting as set out above. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote in favour of the ordinary resolutions fixing the number of directors to be elected at the Meeting at seven (7).

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3.	Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of Shareholders or until their successors are elected or until such director’s earlier death, resignation or removal.

Advance Notice Provisions

The Articles of the Company include advance notice provisions (the “Advance Notice Provisions”), which requires, among other things, advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders. In the case of an annual meeting of Shareholders (including an annual and special meeting), notice to the Company must be made not later than 5:00 p.m. (Pacific Time) on the 30th day before the date of the meeting of Shareholders (or 40th day before the date of the meeting of Shareholders if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials); provided, however, if the first public announcement made by the Company of the date of the meeting (the “Notice Date”) is less than 50 days before the meeting date, notice by the nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date. In the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes the election of directors to the Board, notice to the Company must be made not later than the close of business on the 15th day following the Notice Date. In addition, the Advance Notice Provisions set forth the information that a Shareholder must include in the notice to the Company and establishes the form in which the Shareholder must submit the notice for that notice to be in proper written form.

Proposed Management Nominees for Election to the Board

Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. All of the nominees have agreed to stand for election and management of the Company does not contemplate that any of the nominees will be unable to serve as a director.

The following tables set out certain information as at the date of this Circular (unless otherwise indicated) with respect to the seven persons being nominated at the Meeting for election as directors of the Company. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed. Information as to principal occupation, business or employment, and Shares beneficially owned or controlled is not necessarily within the knowledge of management of the Company and has been furnished by the respective nominees or from information available on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. Information regarding Board and committee meeting attendance is presented for meetings held in 2024, as may be applicable. As used below, “TSXV” shall mean the TSX Venture Exchange, “TSX” shall mean the Toronto Stock Exchange, and “NYSE” shall mean the NYSE American LLC.

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PAUL HUET	Principal Occupation, Business or Employment for Last Five Years
Nevada, USA Director since: December 17, 2024	Director, Chairman, and Chief Executive Officer, Culico Metals Inc. (April 2024 – present); Chief Executive Officer and Chairman, Americas Gold and Silver Corporation (November 2024 – present); Director, Chairman, and Chief Executive Officer, Karora Resources Inc. (November 2018 – August 2024); Director, 1911 Gold Corporation (May 2018 - August 2020).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
Board Technical	None held after elected None held after appointed	Culico Metals Inc., TSXV Americas Gold and Silver Corporation, TSX and NYSE
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		8,000 Shares

KEITH BOYLE	Principal Occupation, Business or Employment for Last Five Years
Ontario, Canada Director since: January 20, 2025	Chief Executive Officer, New Found Gold Corp. (January 2025 – present);
Chief Operating Officer, Reunion Gold Corp. (August 2023 – July 2024);
Chief Operating Officer, Superior Gold Corp. (April 2019 – August 2021).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
Board	Appointed after 2024	N/A
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		125,000 Shares

VIJAY MEHTA	Principal Occupation, Business or Employment for Last Five Years
New Jersey, USA Director since: April 13, 2022 INDEPENDENT	Co-Founder, Arkview Capital LLC (January 2020 – present).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
Board Audit Nominating & Compensation Governance & Sustainability	5 of 5 4 of 4 4 of 4 5 of 5	None
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		Nil

WILLIAM HAYDEN	Principal Occupation, Business or Employment for Last Five Years
New South Wales, Australia Director since: December 17, 2024 INDEPENDENT	Director, Ivanhoe Mines Ltd. (March 2007 – June 2025); Director, Trilogy Metals Inc. (June 2015 – present); Director, Nevada King Gold Corp. (June 2022 – present); Director, Palisades Goldcorp Ltd. (June 2022 – October 2024).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
Board Audit Nominating & Compensation Governance & Sustainability Technical	None held after elected None held after appointed None held after appointed None held after appointed None held after appointed	Nevada King Gold Corp., TSXV Trilogy Metals Inc., TSX and NYSE
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		Nil

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MELISSA RENDER	Principal Occupation, Business or Employment for Last Five Years
Newfoundland and Labrador, Canada Director since: December 17, 2024	Vice President of Exploration, New Found Gold Corp. (January 2022 – present); Consulting Geologist, Red Geologic (June 2018 – January 2022).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
Board Technical	None held after elected None held after appointed	N/A
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		2,000 Shares

CHAD WILLIAMS	Principal Occupation, Business or Employment for Last Five Years
Ontario, Canada Director since: March 3, 2025 INDEPENDENT	Chairman and Founder, Red Cloud Mining Capital Inc. (September 2011 – present); Chairman and Director, Mines D’Or Orbec Inc. (February 2020 – present); Chairman and Director, Honey Badger Silver Inc. (August 2020 – present); Director, Karora Resources Inc. (January 2020 – August 2024); Chairman, Blue Thunder Mining Corporation (June 2017 to present); former Director, Silver Storm Mining Ltd. (September 2019 – September 2022); former Director, Koryx Copper Inc. (October 2020 – February 2022); Chairman and Director, Seven Aces Limited (September 2019 – August 2020).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
Board Audit Nominating & Compensation Governance & Sustainability	Appointed after 2024	Mines D’Or Orbec Inc., TSXV Honey Badger Silver Inc., TSXV
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		30,675 Shares

TAMARA BROWN	Principal Occupation, Business or Employment for Last Five Years
Ontario, Canada Director since: N/A INDEPENDENT	Partner, Oberon Capital Corp. (2022 – present); Director, Orla Mining Corp. (2022 – present); Director, Lithium Royalty Corp. (2023 – present); Director, 29Metals Limited (2023 – present); Director, Titan Minerals Ltd. (2022 – 2023); Director, Superior Gold Inc. (2017 – 2023); Interim CEO, Superior Gold Inc. (2020 – 2021); Director, Lundin Gold Inc. (2019 – 2020).
Current Board/Committee Membership	2024 Meeting Attendance	Other Public Directorships
N/A	N/A	Orla Mining Ltd., TSX and NYSE Lithium Royalty Corp., TSX 29Metals Limited, Australian Securities Exchange
Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly		Nil

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as disclosed below, to the knowledge of the management of the Company, no proposed nominee for election as a director of the Company:

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(a)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer, or chief financial officer of any company (including the Corporation) that,
(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,
(b)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Mr. Boyle was an officer of Chieftain Metals Inc. (“CMI”) and Chieftain Metals Corp. (“CMC” and together with CMI, the “Chieftain”) from February 7, 2011 to September 8, 2016. An application was made by West Face Capital Inc., as agent (“WFCI”), for an order under subsection 243(1) of the Bankruptcy and Insolvency Act (Canada) and section 101 of the Courts of Justice Act (Ontario) appointing Grant Thornton Limited as receiver, without security, of all the assets, undertakings and properties of Chieftain. WFCI acts as the investment adviser to West Face Long Term Opportunities Global Master L.P. (the “Lender”). The Lender is the largest secured creditor of Chieftain. The order was granted on September 6, 2016 and trading was suspended thereafter.

A Shareholder may vote for all of the above nominees, vote for some of the above nominees and withhold for other of the above nominees, or withhold for all of the above nominees. Management recommends Shareholders vote in favour of the election of each of the nominees listed above for election as a director of the Company for the ensuing year. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of each of the nominees.

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4.	Appointment of Auditor

Shareholders will be asked to vote for the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, 11th floor, Vancouver, British Columbia, V7Y 1K3, as auditor of the Company to hold office until the next annual meeting of Shareholders, or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor.

KPMG LLP, Chartered Professional Accountants, was appointed as auditor of the Company on July 31, 2023.

Management recommends Shareholders vote in favour of the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the Board to fix the auditor’s remuneration. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of the resolution approving the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company until the close of its next annual meeting and to authorize the Board to fix the remuneration to be paid to the auditor.

5.	Approval of Amended Stock Option Plan

The Company has established a stock option plan, dated for reference December 8, 2022 (the “Option Plan”), under which directors, officers, employees and consultants of the Company may be granted options to acquire Shares (“Options”). It is a key component of the Company’s compensation program with the purpose of providing the Company with an equity-based mechanism to attract, retain and motivate directors, officers, employees, and consultants through the grant of Options for their contributions toward the long-term goals of the Company; and to enable and encourage them to acquire Shares as long-term investments.

The Option Plan is a “rolling” stock option plan, whereby the aggregate number of Shares reserved for issuance thereunder, combined with the Shares issuable pursuant to awards granted under the Company’s Share Unit Plan as described in the next subsection, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an Option is granted. The Option Plan was last approved by Shareholders at the Company’s Annual General Meeting of Shareholders held December 17, 2024, and by the TSX Venture Exchange (the “TSXV”). On January 20, 2025, the Board has approved certain amendments to the Option Plan (the “Amended Option Plan”), a summary of the amendments are below. The policies of the TSXV respecting the granting of Options require that all companies listed on the TSXV implement a stock option plan and that any “rolling” stock option plan must receive Shareholder approval on an annual basis and subsequent acceptance by the TSXV.

The Amended Option Plan is subject to acceptance by the TSXV.

Option Plan Amendments

The principal changes between the Option Plan and the Amended Option Plan are as follows. Capitalized terms in this section shall have the same meaning ascribed to them in the Amended Option Plan:

•	amending the limitations to the number of Shares that may be reserved for issuance pursuant to the Amended Option Plan to specifically include any Shares issuable under any Security Based Compensation Arrangement; and
•	amending the termination provisions to include that in the event of Disability any unvested Options, provided that the Termination Date is at least one year after the applicable Award Date, may, at the discretion of the Board, automatically vest, and setting the Expiry Date of such Options to be 12 months from the Termination Date;

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•	amending the termination provisions in the event of Death any unvested Options, may, at the discretion of the Board, automatically vest; and
•	amending the termination provisions in the event of cessation of Service or Employment including resignation and retirement, but excluding termination for cause, any unvested Options, provided that the Termination Date is at least one year after the applicable Award Date, may, at the discretion of the Board, automatically vest.

The foregoing information is intended to be a brief description of the changes between the Option Plan and Amended Option Plan. For a summary of the material terms of the Amended Option Plan, see “Section 5 – Statement of Executive Compensation – Amended Option Plan”. For additional details, see “Section 8 – Other Information – Securities Authorized for Issuance Under Equity Compensation Plans”. Any summary is qualified in its entirety by the full text of the Amended Option Plan, a copy of which will be available at the Meeting and which is also attached as Schedule “A” of this Circular.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving the amendment of the Option Plan and, as a result, the adoption of the Amended Option Plan.

The text of the ordinary resolution to amend the Option Plan (the “Option Plan Resolution”) which management intends to place before the Meeting is as follows:

“BE IT RESOLVED, as an ordinary resolution of Shareholders, that:

1.	the amended option plan of the Company, be and is hereby ratified, confirmed and approved as the stock option plan of the Company (the “Amended Option Plan”) until such time as further ratification is required pursuant to the rules of the TSX Venture Exchange (the “TSXV”) or other applicable regulatory requirements;
2.	the board of directors of the Company be and is hereby authorized in its absolute discretion to administer the Amended Option Plan, in accordance with its terms and conditions and to further amend or modify the Amended Option Plan to ensure compliance with the policies of the TSXV; and
3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the Amended Option Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the Amended Option Plan.”

In order for the foregoing Option Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. If the Amended Option Plan is not approved at the Meeting, the Company will not be permitted to grant further Options until Shareholder approval is obtained. However, all Options previously granted will continue unaffected.

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Management of the Company has reviewed the Option Plan Resolution, concluded that it is fair and reasonable to the Shareholders and in the best interest of the Company, and recommends Shareholders vote in favour of ratifying, confirming and approving the Amended Option Plan. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of the Option Plan Resolution.

6.	Approval of Share Unit Plan

The Company has established a share unit plan, dated for reference January 20, 2025 (the “Share Unit Plan”), under which eligible Participants (as such term is defined under the Share Unit Plan) may be granted other stock-based compensation consisting of restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”, and together with RSUs and DSUs, the “Awards”). It is supplementary to the Company’s Amended Option Plan, and was established to provide the Company with another equity-based mechanism to attract, retain and motivate directors, officers, employees, and consultants by the grant of Awards under the Share Unit Plan from time to time for their contributions toward the long-term goals of the Company and to enable and encourage them to acquire Shares as long-term investments.

The Share Unit Plan is a “rolling” plan, whereby the aggregate number of Shares reserved for issuance shall not exceed five percent (5%) of the total number of issued Shares (calculated on a non-diluted basis) at the time an Award is granted, provided that Shares thereunder, combined with Shares issuable pursuant to grants under the Amended Option Plan, shall not exceed ten percent (10%) of the total number of issued Shares (calculated on a non-diluted basis) at the time an Award is granted. The Share Unit Plan is subject to acceptance by the TSXV.

For a summary of the material terms of the Share Unit Plan, see “Section 5 – Statement of Executive Compensation – Share Unit Plan”. Any summary is qualified in its entirety by the full text of the Share Unit Plan, a copy of which will be available at the Meeting and which is also attached as Schedule “B” of this Circular.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Share Unit Plan. The text of the ordinary resolution approving the Share Unit Plan (the “Share Unit Plan Resolution”) which management intends to place before the Meeting is as follows:

“BE IT RESOLVED, as an ordinary resolution of Shareholders, that:

1.	the share unit plan of the Company, dated for reference January 20, 2025, be and is hereby ratified, confirmed and approved as the share unit plan of the Company (the “Share Unit Plan”) until such time as further ratification is required pursuant to the rules of the TSX Venture Exchange (the “TSXV”) or other applicable regulatory requirements;
2.	the board of directors of the Company be and is hereby authorized in its absolute discretion to administer the Share Unit Plan, in accordance with its terms and conditions and to further amend or modify the Share Unit Plan to ensure compliance with the policies of the TSXV; and
3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the Share Unit Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the Share Unit Plan.”

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In order for the foregoing Share Unit Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. If the Share Unit Plan is not approved at the Meeting, the Company will not be permitted to grant Awards until Shareholder approval is obtained.

Management of the Company has reviewed the Share Unit Plan Resolution, concluded that it is fair and reasonable to the Shareholders and in the best interest of the Company, and recommends Shareholders vote in favour of ratifying, confirming and approving the Share Unit Plan. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies IN FAVOUR of the Share Unit Plan Resolution.

7.                   Approval of Creation of New Control Person

The Company intends to complete a non-brokered private placement of up to 12,269,939 Shares at a price of $1.63 per Share, for gross proceeds of approximately $20,000,000 (the “Private Placement”). As part of the Private Placement, the Company expects to issue such number of Shares that results in Eric Sprott holding more than 20% of the issued and outstanding Shares. Following the closing of the Private Placement, Mr. Sprott will become a new “Control Person” (as defined in the policies of the TSXV).

As of the date of this Circular, Mr. Sprott holds 43,954,076 Shares of the Company, representing 19.13% of the issued and outstanding Shares (calculated on an undiluted basis), or 18.49% of the then issued and outstanding Shares (calculated on a diluted basis).

Following the closing of the Private Placement, it is anticipated that Mr. Sprott will hold 56,224,015 Shares of the Company, representing 23.23% of the then issued and outstanding Shares (calculated on an undiluted basis), or 22.58% of the then issued and outstanding Shares (calculated on a diluted basis).

MI 61-101

As a reporting issuer in each of the provinces and territories of Canada and an issuer listed on the TSXV (and therefore subject to TSXV Policy 5.9 - Protection of Minority Security Holders in Special Transactions) the Company is subject to MI 61-101. MI 61-101 governs transactions that raise the potential for conflicts of interest. MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. Under MI 61-101, a “related party” of an entity includes, among others, a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. Eric Sprott is a “related party” of the Company pursuant to MI 61-101 as he has beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all of the Company’s outstanding securities.

Formal Valuation

The Company is relying upon the exemption described in Section 5.5(a) of MI 61-101, which provides that neither the fair market value of the Shares issuable to Eric Sprott and his related parties, Associates (as defined in the policies of the TSXV) or Affiliates (as defined in the policies of the TSXV) pursuant the Private Placement nor the consideration to be received for those Shares, will exceed 25% of the Company’s market capitalization.

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Shareholder Approval

The Company is relying on the exemption from the minority approval requirement in Section 5.7(1)(a) of MI 61-101 as neither the fair market value of the common shares to be distributed to, nor the fair market value of the consideration to be received from, exceeds 25% of the Company’s market capitalization.

Under the policies of the TSXV, any transaction that will result in the creation of a new Control Person will require disinterested shareholder approval. Disinterested shareholder approval means that while approval may be obtained by ordinary resolution of the Shareholders, the votes attached to the Shares held by the new Control Person and its Affiliates and Associates are excluded from the calculation of any such approval.

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the creation of a new Control Person (the “Control Person Resolution”). The text of the Control Person Resolution which management intends to place before the Meeting is as follows:

“BE IT RESOLVED, as an ordinary resolution of disinterested Shareholders, that:

1.	the creation of a new Control Person of the Company, as such term is defined in the policies of the TSX Venture Exchange, being Eric Sprott, resulting from the issuance of up to 12,269,939 Shares, is hereby authorized and approved; and
2.	any one director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or things being conclusive evidence of such determination.”

In order for the foregoing Control Person Resolution to be passed, it must be approved by a simple majority of the votes cast by disinterested Shareholders in person or by proxy at the Meeting, excluding the votes associated with the Shares held by Eric Sprott and his Associates and Affiliates.

8.                   Other Business

As at the date of this Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting. However, if any other matters should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders, exercising discretionary authority with respect to such other matters and with respect to amendments or variations of matters set out in the Notice of Meeting.

Section 5 – Statement of Executive Compensation

The following information is provided in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”). Financial information contained in this Statement of Executive Compensation is as of December 31, 2024, unless otherwise indicated and all dollar amounts referenced herein are in Canadian dollars, unless otherwise specified.

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Named Executive Officers

The named executive officers (“NEOs”) of the Company for the financial year ended December 31, 2024, were Collin Kettell, former Executive Chairman and Chief Executive Officer (“CEO”); Melissa Render, President; Denis Laviolette, former President; Michael Kanevsky, Chief Financial Officer (“CFO”); Greg Matheson, former Chief Operating Officer (“COO”); and Ronald Hampton, former Chief Development Officer (“CDO”).

On December 16, 2024, Denis Laviolette resigned as President and Director of the Company. Thereafter, on December 17, 2024, Melissa Render was elected as a director and was appointed as President of the Company. Collin Kettell resigned as Executive Chairman on December 17, 2024, as CEO on January 20, 2025, and as Director on March 3, 2025. Greg Matheson resigned as COO on February 28, 2025, and Ronald Hampton resigned as CDO on February 18, 2025.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

The objective of the Company’s compensation program is to attract and continue to retain NEOs that have the necessary attributes, experience, skills and competencies that represent the best fit for the Company and to ensure that the compensation for its NEOs is appropriate and aligned with shareholder interests. The Company’s Nominating and Compensation Committee (the “Nominating and Compensation Committee”, formerly the “Compensation Committee”) reviews director and NEO compensation on an annual basis.

The Company’s general philosophy is that compensation for non-executive directors and NEOs plays an important role in achieving short and long-term business objectives that ultimately drive business success and should include a mix of cash (base salary and discretionary annual bonus) and equity, the latter being more heavily weighted than base salary and bonuses to better align the interests of management with that of the shareholders of the Company.

Compensation Elements

The compensation of the NEOs consists of three main components: base salary, discretionary annual cash bonuses and long-term incentives, currently in the form of Options. As stated above, the Company has also established a Share Unit Plan on January 20, 2025. Each element of compensation is a subjective decision by the Board based on recommendations of the Nominating and Compensation Committee. The following discussion describes the components of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Base Salary

The Company’s view is that a competitive base salary or consulting fee is a necessary element for attracting and retaining qualified executive officers. The base salary for each executive is established by the Board, on the recommendation of the Nominating and Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions. Individual and corporate performance are also taken into account in determining base salary levels for executives. To better align the interests of management with those of the shareholders of the Company, base salary is less heavily weighted in the Company’s overall compensation of NEOs as compared to the other elements of NEO compensation.

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Bonuses

In determining to award annual bonuses, including the amounts thereof, the Board uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone. Bonuses were granted to NEOs in 2024 based on the Nominating and Compensation Committee’s assessment of the Company’s performance for the year. The purpose of granting cash bonuses specifically linked to individual and Company wide performance is to ensure management is motivated to work towards the success of the Company.

Long-term Incentives

Long-term incentives for NEOs and directors take the form of equity-based awards, which are granted under the direction of the Nominating and Compensation Committee in accordance with, as at December 31, 2024, the Company’s shareholder approved Option Plan. The purpose of granting long-term incentives is to assist the Company in compensating, attracting, retaining and motivating directors, NEOs, employees and consultants and to closely align the personal interests of such persons to that of the Company’s shareholders and motivate such individuals to work towards ensuring the long-term success of the Company. The value of Options granted to NEOs is determined on both qualitative and quantitative levels. Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding Options and previous grants are reviewed by the Nominating and Compensation Committee on an annual basis and again when considering new Option grants. The terms of the Option Plan are also reviewed from time to time by the Nominating and Compensation Committee and changes suggested are discussed with NEOs prior to approval by the Board, then regulatory and shareholder approval as necessary.

Peer Group

While the Board considers amounts paid by other companies in similar industries at similar stages of development in determining compensation, no specifically selected peer group was identified in 2024.

Performance Goals

The Company does not have specific performance goals in respect of an NEOs compensation. Specific compensation recommendations are made to the Board by the Nominating and Compensation Committee after discussion amongst the members of the Nominating and Compensation Committee. Each component of compensation and the decisions of the Nominating and Compensation Committee about each component have an impact on the Nominating and Compensation Committee’s decisions regarding other compensation components. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced executives who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Risk Considerations

The Board reviews from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Statement of Executive Compensation. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders, and risk implications is one of many considerations which are taken into account in such design.

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A significant portion of the Company’s current executive compensation consists of Options granted under the Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executives until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

Due to the relatively small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings, during which financial and other information pertaining to the Company will be reviewed, which review will include executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No director, officer or member of senior management are permitted to enter into financial instruments that are designed to hedge or offset any decrease in the market value of the Company’s equity securities that are held directly or indirectly by them or granted as compensation to them. Such prohibited financial instruments include prepaid variable forward contracts, equity swaps, collars, put or call options and similar financial instruments.

Performance Graph

The following graph compares the cumulative shareholder return for C$100 invested in Shares on August 11, 2020, against the cumulative shareholder return for the GDXJ Index for the period beginning August 11, 2020, and ending December 31, 2024, assuming reinvestment of all dividends. The GDXJ is an exchange traded fund (ETF) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry. The Company believes tracking its share price against the GDXJ is an appropriate measure of the relative market performance of the Company. The graph also depicts total annual compensation for the NEOs in each particular year since the Company began trading on the TSXV on August 11, 2020.

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NEO Total compensation (C$)
NFG
GDXJ
650%
600%
550%
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Total Shareholder Return %
26.00
24.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Named Executive Officers
Total Compensation (CAD $ million)
2020
2021
2022
2023
2024

Comparison of Cumulative Total Returns

The performance graph shows that the cumulative shareholder returns for $100 invested in the Shares of the Company outperformed the GDXJ index in 2024, 2023, 2022, 2021 and 2020. Total compensation paid to the Company’s NEOs in 2024 remained consistent with 2023.

Equity-based Awards

The Company has the Option Plan in place for the granting of Options to the directors, officers, employees and consultants of the Company. The purpose of granting such Options is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align the personal interests of such persons to that of the Company’s shareholders. The allocation of Options under the Option Plan is determined by the Board which, in determining such allocations, considers such factors as previous grants to individuals, overall performance of the Company, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended in serving on the Company’s committees. As stated above, the Company has also established a Share Unit Plan as at January 20, 2025.

For further information, please see “Amended Option Plan” and “Share Unit Plan” below for a summary of the material terms of the Amended Option Plan and Share Unit Plan, respectively.

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Compensation Governance

Composition of the Nominating and Compensation Committee

The Nominating and Compensation Committee must consist of three or more directors, at least two of whom must qualify as “independent” as such term is defined in National Policy 58-101 – Corporate Governance Guidelines. As of December 31, 2024, the committee (then referred to as the Compensation Committee) consisted of three directors, Collin Kettell (the Chair), Vijay Mehta, and William Hayden. Mr. Mehta and Mr. Hayden are independent directors. Mr. Kettell was not considered to be independent as Mr. Kettell was an executive officer of the Company.

Following Mr. Kettell’s resignation from the Board on March 3, 2025, Chad Williams was appointed as Chair of the Nominating and Compensation Committee. Mr. Williams is an independent director.

Relevant Education and Experience

The members of the Nominating and Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. The relevant experience of the Nominating and Compensation Committee members is summarized below.

Chad Williams (Current Chair)	Mr. Williams is the Chairman and Founder of Red Cloud Mining Capital Inc. He has extensive experience in mining finance and management, having previously held the positions of CEO of Victoria Gold Corp. and Head of Mining Investment Banking at Blackmont Capital Inc., and was a highly ranked mining analyst at TD Bank and other Canadian brokerage firms.
Vijay Mehta	Mr. Mehta is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview Capital, Mr. Mehta was an Investment Professional and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group, and investment bank, Morgan Stanley. Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar.
William Hayden	Mr. Hayden is a geologist with over 38 years of experience in the mineral exploration industry, with much of it gained in Africa, America, and the Asia-Pacific region. Mr. Hayden has worked in a management capacity with several exploration and mining companies in Australia and internationally since 1986. Mr. Hayden has over 25 years’ experience with financial disclosure, legal and regulatory compliance, and risk management. He has served on various compensation committees throughout his career.
Collin Kettell (Former Chair)	Mr. Kettell is the founder, former Executive Chairman and former CEO of the Company. He is responsible for co-founding Nevada King Gold Corp., for which he serves as a director and CEO, and Palisades Goldcorp Ltd., for which he formerly served as a director and currently serves as CEO. In his capacity as a senior executive and/or director, Mr. Kettell has been involved with the compensation matters of each of Nevada King Gold Corp. and Palisades Goldcorp Ltd.

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Nominating and Compensation Committee Responsibilities

The Nominating and Compensation Committee is appointed by and reports to the Board. The committee assists the Board in discharging the Board’s oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior management personnel, and in particular, the CEO, primarily through:

•	reviewing and assessing the overall compensation strategy of the Company based on industry standards and characteristic needs and objectives of the Company, including consultation with independent experts;
•	setting compensation parameters;
•	assessing the CEO’s performance against pre-agreed objectives;
•	reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements;
•	making recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and
•	reviewing and recommending disclosure pertaining to all of the foregoing.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensa-tion ($)	Total compensa- tion ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Collin Kettell (1) Former CEO, Executive Chairman and Director	2024	388,800	N/A	Nil	129,600	Nil	N/A	N/A	518,400
	2023	388,800	N/A	Nil	129,600	Nil	N/A	N/A	518,400
	2022	360,000	N/A	1,844,584	180,000	Nil	N/A	N/A	2,384,584
Michael Kanevsky CFO	2024	116,640	N/A	Nil	38,880	Nil	N/A	N/A	155,520
	2023	116,640	N/A	Nil	38,880	Nil	N/A	N/A	155,520
	2022	108,000	N/A	507,261	54,000	Nil	N/A	N/A	669,261
Melissa Render (2) President and Director	2024	273,440	N/A	-	84,240	Nil	N/A	N/A	394,850
	2023	252,720	N/A	-	84,240	Nil	N/A	N/A	479,089
	2022	234,000	N/A	461,146	117,000	Nil	N/A	N/A	1,166,314
Denis Laviolette (3) Former President and Director	2024	261,917	N/A	Nil	90,720	Nil	N/A	N/A	352,637
	2023	272,160	N/A	Nil	90,720	Nil	N/A	N/A	362,880
	2022	252,000	N/A	1,291,209	126,000	Nil	N/A	N/A	1,669,209
Greg Matheson (4) Former COO	2024	270,220	N/A	Nil	84,240	Nil	N/A	N/A	354,460
	2023	252,720	N/A	Nil	84,240	Nil	N/A	N/A	336,960
	2022	234,000	N/A	461,146	117,000	Nil	N/A	N/A	812,146
Ronald Hampton (5) Former CDO	2024	336,960	N/A	-	112,320	Nil	N/A	N/A	545,363
	2023	336,960	N/A	-	112,320	Nil	N/A	N/A	684,840
	2022	182,000	N/A	759,678	78,000	Nil	N/A	N/A	651,207

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Notes

(1)	On April 13, 2022, Mr. Kettell was appointed CEO. On January 20, 2025, Mr. Kettell resigned as CEO and in his place, Keith Boyle was appointed CEO. Mr. Kettell served as a director of the Company for the financial years ended December 31, 2024, December 31, 2023 and December 31, 2022, for which role he was compensated Nil, Nil and Nil, respectively.
(2)	Ms. Render was appointed President on December 17, 2024. Prior to this, she served as VP Exploration from September 21, 2021 to December 17, 2024. Ms. Render served as a director of the Company for the period from December 17, 2024 to December 31, 2024, for which role she was compensated Nil.
(3)	On December 16, 2024, Denis Laviolette resigned as President of the Company. Mr. Laviolette served as a director of the Company for the period from January 1, 2024 to December 16, 2024, as well as for the financial years ended December 31, 2023 and December 31, 2022, for which role he was compensated Nil, Nil and Nil, respectively.
(4)	On February 28, 2025, Mr. Matheson resigned as COO.
(5)	On June 1, 2022, Mr. Hampton was appointed CDO. On February 18, 2025, Mr. Hampton resigned as CDO.

The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2024 was $3.06 per Option. There were no Options granted during the financial year ended December 31, 2023. The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2022 was $3.69 per Option. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.

Options were priced using the following weighted average assumptions to estimate the fair value of options granted:

Year	Grant date share price	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2024	$4.62	N/A	3.59%	5.0	80.23%
2023	N/A	N/A	N/A	N/A	N/A
2022	$5.35	Nil	3.24%	5.0	88.03%

Employment, Consulting and Management Agreements

During the year ended December 31, 2024, the following management services agreements entered into by with companies controlled by certain NEOs were in force, the material terms of which are summarized below.

Argentum Management Services Agreement

Collin Kettell, former Executive Chairman and Director, provided management services to the Company through Argentum Capital Corp. (“Argentum”). The Company entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provided certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations; and (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services. Argentum was paid a base fee rate of $32,400 per month (the “Argentum Base Fee”), subject to annual review by the Board. The Argentum Agreement was terminated on January 20, 2025. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Argentum Agreement.

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Render Agreement

The Company entered into an employment agreement with Melissa Render, President (“Render”), on December 17, 2024, with respect to the provision of certain management services provided by Ms. Render to the Company (the “Render Agreement”) beginning on December 17, 2024. Pursuant to the terms and conditions of the Render Agreement, Render provides certain management services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) identification, initiation and management of all activities required for exploration of the Company’s Queensway project; (ii) producing detailed exploration program and budget proposals for targets generated; (iii) guidance, advice, and services with respect to strategic planning, future growth, projects, and business activities; and (iv) guidance and advice in connection with communications with the shareholders of the Company and responding to shareholder inquiries. Render is paid a base salary of $30,000 per month (the “Render Base Salary”), subject to annual review by the Board. Render is also eligible for an incentive bonus and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Render Agreement.

Bruno Management Services Agreement

Denis Laviolette, former President and Director, provided management services to the Company through Bruno Management Services Corporation (“Bruno”). The Company entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”). Pursuant to the terms and conditions of the Bruno Agreement, Bruno provided certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations; (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company; and (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services. Bruno was paid a base fee rate of $22,680 per month (the “Bruno Base Fee”), subject to annual review by the Board. The Bruno Agreement was terminated on December 16, 2024. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Bruno Agreement.

BM Strategic Management Services Agreement

Michael Kanevsky, CFO, provides his services to the Company through a third-party management services agreement with BM Strategic Capital Corp. (“BM Strategic”) (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO services to the Company. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the BM Strategic Management Services Agreement. BM Strategic was paid a fee of $32,400 per month (the “BM Strategic Base Fee”).

Matheson Agreement

The Company entered into a management services agreement with Greg Matheson, former COO (“Matheson”), on August 11, 2020, with respect to the provision of certain management consulting services provided by Mr. Matheson to the Company (the “Matheson Agreement”). Pursuant to the terms and conditions of the Matheson Agreement, Matheson provided certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) overseeing the day-to-day operational functions of the Company; (ii) leading the Company’s mineral exploration /mining team; (iii) coordinating studies on the Company’s mineral exploration/mining projects; (iv) organizing and developing mineral exploration/mining activities; (v) ensuring the safe operation of all mineral exploration, mining, technical services and other general service activities; (vi) leading the Company in meeting its environmental, health and safety system requirements; (vii) participating in the development of resource development strategies; and (viii) ensuring the workforce of the Company is informed on direction and targets through a coordinated communication and re-engagement plan. Matheson was paid a base fee rate of $21,060 per month (the “Matheson Base Fee”), subject to annual review by the Board. The Matheson Agreement was terminated on February 28, 2025. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Matheson Agreement.

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Hampton Agreement

The Company entered into an employment agreement with Ronald Hampton, former CDO (“Hampton”), on March 25, 2022, with respect to the provision of certain management services provided by Mr. Hampton to the Company (the “Hampton Agreement”) beginning on June 1, 2022. Pursuant to the terms and conditions of the Hampton Agreement, Hampton provided certain management services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) identification, initiation and management of all activities required for advancement of the Company’s Queensway project; (ii) understanding the permitting landscape and advancement of all required permitting activities for project advancement; (iii) liaising with local stakeholders; and (iv) participating in the Company’s marketing and investor activities. Hampton was paid a base salary of $28,080 per month (the “Hampton Base Salary”), subject to annual review by the Board. The Hampton Agreement was terminated on February 18, 2025. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Hampton Agreement.

Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each NEO outstanding at the end of the Company’s financial year ended December 31, 2024, including awards granted before this most recently completed financial year:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Collin Kettell Former CEO, Executive Chairman and Director	4,280,000 261,000 500,000	4.10 6.79 5.68	2025-12-31(1) 2026-04-29 (1) 2027-12-27 (1)	Nil Nil Nil	Nil	Nil	Nil

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Melissa Render President and Director	25,000 12,500 125,000 125,000	2.15 6.79 8.70 5.68	2025-10-01 2026-04-29 2026-09-26 2027-12-22	11,000 Nil Nil Nil	Nil	Nil	Nil
Denis Laviolette Former President and Director	100,000 50,000 1,000,000 50,000 261,000 350,000	1.00 1.075 1.40 4.10 6.79 5.68	2025-04-15 2025-05-23 2025-08-11 2025-12-16 2025-12-16 2025-12-16	159,000 75,750 1,190,000 Nil Nil Nil	Nil	Nil	Nil
Michael Kanevsky CFO	137,500	5.68	2027-12-27	Nil	Nil	Nil	Nil
Greg Matheson Former COO	25,000 125,000 50,000 110,000 125,000	1.075 1.40 4.10 6.79 5.68	2025-05-23 (1) 2025-08-11 (1) 2025-12-31 (1) 2026-04-29 (1) 2027-12-27 (1)	37,875 148,750 Nil Nil Nil	Nil	Nil	Nil
Ronald Hampton Former CDO	150,000 50,000	5.75 5.68	2027-08-19 (1) 2027-12-27 (1)	Nil Nil	Nil	Nil	Nil

Note

(1)	Following the resignations of Mr. Kettell, Mr. Matheson and Mr. Hampton subsequent to December 31, 2024, their stock options expire 90 days from the date of their resignations in accordance with the Company’s Option Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the financial year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Collin Kettell Former CEO, Chairman and Director	Nil	Nil	Nil
Michael Kanevsky CFO	Nil	Nil	Nil
Melissa Render President and Director	Nil	Nil	Nil
Denis Laviolette Former President and Director	Nil	Nil	Nil
Greg Matheson Former COO	Nil	Nil	Nil
Ronald Hampton Former CDO	Nil	Nil	Nil

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Termination and Change of Control Benefits

Termination and Change of Control Benefits

As of December 31, 2024, other than as described below, the Company did not have any contract, agreement, plan or arrangement that provides for payments to the NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or NEO’s responsibilities.

For the purposes of this section, “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting shareholders of the Company own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

Argentum Management Services Agreement

Under the terms of the Argentum Agreement, at any time within 60 days following a Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, the Company is obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2024, would be $1,036,800. The Argentum Agreement was terminated on January 20, 2025.

Render Agreement

Under the terms of the Render Agreement, at any time within 12 months following a Change of Control, Render or the Company may elect to terminate the Render Agreement. Upon such termination, the Company is obliged to compensate Render (i) a termination fee equal to 24 months of the Render Base Salary and (ii) any accrued liabilities owing to Render under the Render Agreement. The estimated incremental payments to Render that would result from a Change of Control occurring as at December 31, 2024, would be $720,000.

Bruno Management Services Agreement

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, the Company is obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The Bruno Agreement was voluntarily terminated by Bruno on December 16, 2024 and as such, no termination benefits or incremental payments were paid to Bruno.

BM Strategic Management Services Agreement

Under the terms of the BM Strategic Management Services Agreement, at any time within 60 days following a Change of Control, BM Strategic or the Company may elect to terminate the BM Strategic Management Services Agreement. Upon such termination, the Company is obliged to compensate BM Strategic (i) a termination fee equal to 24 months of the BM Strategic Base Fee, (ii) an amount equal to any bonus paid to BM Strategic within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to BM Strategic under the BM Strategic Management Services Agreement. The estimated incremental payments to BM Strategic that would result from a Change of Control occurring as at December 31, 2024, would be $1,036,800.

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Matheson Agreement

Under the terms of the Matheson Agreement, at any time within 60 days following a Change of Control, Mr. Matheson or the Company may elect to terminate the Matheson Agreement. Upon such termination, the Company is obliged to compensate Matheson (i) a termination fee equal to 24 months of the Matheson Base Fee, (ii) an amount equal to any incentive fee paid to Matheson within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Mr. Matheson under the Matheson Agreement. The estimated incremental payments to Mr. Matheson that would result from a Change of Control occurring as at December 31, 2024, would be $733,920. The Matheson Agreement was terminated on February 28, 2025.

Hampton Agreement

Under the terms of the Hampton Agreement, at any time within 12 months following a Change of Control, Mr. Hampton or the Company may elect to terminate the Hampton Agreement. Upon such termination, the Company is obliged to compensate Hampton (i) a termination fee equal to 24 months of the Hampton Base Salary, and (ii) any accrued liabilities owing to Mr. Hampton under the Hampton Agreement. The estimated incremental payments to Mr. Hampton that would result from a Change of Control occurring as at December 31, 2024, would be $673,920. The Hampton Agreement was terminated on February 18, 2025.

Separation Event Benefits

The following table presents the estimated total Change of Control and termination benefits of its NEOs, assuming the separation event occurred on December 31, 2024.

NEO	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Collin Kettell Former CEO, Executive Chairman and Director	Nil	Nil	$583,200	$1,036,800
Melissa Render President and Director	Nil	Nil	$540,000	$720,000
Denis Laviolette (1) Former President and Director	Nil	Nil	N/A	N/A
Michael Kanevsky (2) CFO	Nil	Nil	$583,200	$1,036,800
Greg Matheson Former COO	Nil	Nil	$424,080	$733,920
Ronald Hampton Former CDO	Nil	Nil	$505,440	$673,920

Notes

(1)	Denis Laviolette resigned as President on December 16, 2024.
(2)	Michael Kanevsky provides his services to the Company through the BM Strategic Management Services Agreement.

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Pension Plan Benefits

The Company has not established at this time any pension plans or deferred compensation plans for directors or NEOs that provide for payments or benefits at, following, or in connection with retirement.

Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided by the Company to its directors who are not NEOs for the financial year ended December 31, 2024. For further details with respect to the compensation of directors who are also NEOs, please see “Statement of Executive Compensation – Summary Compensation Table” herein.

Name	Fees Earned (1) ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Vijay Mehta (2)	72,000	N/A	Nil	N/A	N/A	N/A	72,000
William Hayden (3)	3,000	N/A	Nil	N/A	N/A	N/A	3,000
Paul Huet (4)	8,440	N/A	Nil	N/A	N/A	N/A	8,440
Raymond Threlkeld (5)	69,290	N/A	Nil	N/A	N/A	N/A	69,290
Douglas Hurst (6)	69,290	N/A	Nil	N/A	N/A	N/A	69,290

Notes

(1)	There were no Options granted to Directors in their capacity as such during the financial year ended December 31, 2024. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.
(2)	Vijay Mehta was appointed as a director of the Company on April 13, 2022.
(3)	William Hayden was appointed as a director of the Company on December 17, 2024.
(4)	Paul Huet was appointed as a director of the Company on December 17, 2024. He received 200,000 Options (see below, Outstanding Share-based and Option-based Awards) through his consulting firm, PJH Consulting LLC, in his capacity as consultant for the Company before his appointment as Director.
(5)	Raymond Threlkeld was appointed as a director of the Company on October 11, 2022, and resigned on December 17, 2024.
(6)	Douglas Hurst resigned as a director of the Company on December 17, 2024.

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each director that is not also a NEO outstanding at the end of the Company’s financial year ended December 31, 2024, including awards granted before this most recently completed financial year:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Vijay Mehta	150,000 25,000	5.75 5.68	2027-08-19 2027-12-27	Nil Nil	Nil Nil	Nil Nil	Nil Nil
William Hayden	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Paul Huet	200,000	4.59	2029-02-24	Nil	Nil	Nil	Nil
Raymond Threlkeld	150,000	5.68	2025-03-17	Nil	Nil	Nil	Nil
Douglas Hurst	200,000 50,000	8.62 5.68	2025-03-17 2025-03-17	Nil Nil	Nil Nil	Nil Nil	Nil Nil

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each director that is not also a NEO during the financial year ended December 31, 2024:

Name	Option-based awards –Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Vijay Mehta	Nil	Nil	Nil
William Hayden	Nil	Nil	Nil
Paul Huet	13,246	Nil	Nil
Raymond Threlkeld	Nil	Nil	Nil
Douglas Hurst	Nil	Nil	Nil

Amended Option Plan

On December 17, 2024, the Company’s shareholders approved the Option Plan. The Option Plan was thereafter amended on January 20, 2025. The purpose of the Option Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate qualified directors, officers, employees, and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire Shares as long-term investments. The Board has approved the Amended Option Plan, a copy of which will be available at the Meeting and which is also attached as Schedule “A” of this Circular. The Company is required to obtain shareholder approval of the Amended Option Plan on a yearly basis in accordance with the policies of the TSXV.

As at the date of this Circular, there are 8,038,000 Options issued and outstanding, with 14,935,799 remaining available for issuance thereunder. The general terms and conditions of the Amended Option Plan are reflected in the disclosure below. Capitalized terms shall have the same meaning ascribed to them in the Amended Option Plan.

Administration	The Plan is administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Plan.
Number of Shares	The maximum number of Shares issuable under the Plan and any other Security Based Compensation Arrangement, shall not exceed 10% of the number of Shares issued and outstanding as at each date on which the Board grants an Option (the “Award Date”). The number of Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Shares issuable under the Plan and shall again be available for issuance thereunder.
Securities	Each Option entitles the holder thereof (an “Option Holder”) to purchase one Share at an exercise price determined by the Board.
Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.

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Exercise Price

The exercise price of an Option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the Exchange) (or, if the Shares are not listed for trading on the Exchange, then the permittable discounted market price on such exchange or quotation system on which the Shares are then listed or quoted for trading) or such other price as may be required or permitted by the Exchange from time to time.

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable written agreement between the Company and an Option Holder giving effect to an award of Options.

Term of the Option	The exercise period of an Option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Plan).
Net Exercise	Other than for an Option Holder who is a provider of Investor Relations Activities, in lieu of paying the aggregate Exercise Price to purchase Shares and subject to the provisions of the Plan and, upon prior approval of the Board or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan, in their sole and absolute discretion, once an Option has vested and become exercisable an Option Holder may elect, in lieu of exercising such Option, to surrender such Option in exchange for the issuance of the number of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement).
Termination of Option

In the event that an Option Holder should die while he or she is still a Director, Employee or Consultant, as the case may be, then any unvested Options held by the Option Holder on the Termination Date may, at the discretion of the Board, automatically vest; and the Expiry Date shall be 12 months from the Termination Date of the Option Holder.

In the event that an Option Holder has a Termination Date in connection with a Disability, while he or she is still a Director, Employee or Consultant, as the case may be, then, provided that the Termination Date is at least one year after the applicable Award Date, any unvested Options held by the Option Holder on the Termination Date may, at the discretion of the Board, automatically vest; and the Expiry Date shall be 12 months from the Termination Date of the Option Holder.

In the event that an Option Holder ceases to be a Director, Employee or Consultant of the Company (other than by reason of death or Disability), including resignation or retirement, then, provided that the Termination Date is at least one year after the applicable Award Date, any unvested Options held by the Option Holder on the Termination Date may, at the discretion of the Board, automatically vest; and the Expiry Date of the Option shall be the 90th day following the Termination Date, unless the Option Holder ceases to be such as a result of termination for cause, in which case the Expiry Date shall be the Termination Date, or such longer period (up to a maximum of 12 months) or shorter period as determined by the Board.

An unvested Option (or any portion thereof) which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, in death, Disability, or cessation of service or employment, other than as a result of termination for cause, shall be exercisable by the Option Holder (or the Option Holder’s Personal Representative, in the event of the death of the Option Holder) until the Expiry Date. An unvested Option (or any portion thereof) held by an Option Holder who ceases to be a Director, Employee or Consultant, as the case may be, as a result of termination for cause, shall cease to vest and shall terminate and be of no further force and effect as at the Termination Date.

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Acceleration Events

If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Plan) or a third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their Options, as to all or any of such Options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the Option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Plan or the terms of any Option, other than Options issued to Investor Relations Service Providers, if at any time when Options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Options will automatically vest.

Any adjustment to an Option, other than in conjunction with a security consolidation or security split, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization or proposed acceleration of vesting provisions issued to Investor Relations Service Providers, is subject to the policies and necessary approvals of the Exchange, if applicable.

Limitations

The maximum number of Shares which may be issuable, at any time, to Insiders (as defined in the Plan) under the Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Shares issued and outstanding. The maximum number of Shares which may be issued, within any one-year period, to Insiders under the Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Shares issued and outstanding.

The maximum number of Shares awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding Shares of the Company at the Award Date, unless the Company has obtained disinterested shareholder approval as required by the Exchange.

The maximum number of Shares awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding Shares of the Company at the Award Date or Share issuance date, unless consent is obtained from the Exchange.

The maximum number of Shares awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding Shares, in any 12 month period, calculated at the Award Date unless consent is obtained from the Exchange. Options granted to persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months from the Award Date, such that: (i) no more than one quarter of the Options vest no sooner than three months after the Award Date; (ii) no more than another one quarter of the Options vest no sooner than six months after the Award Date; (iii) no more than another one quarter of the Options vest no sooner than nine months after the Award Date; and (iv) the remainder of the Options vest no sooner than 12 months after the Award Date.

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Amendments

Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Plan and the terms and conditions of any Option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, Exchange policy, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Plan relating to the following if the Board obtains the approval of shareholders: (i) persons eligible to be granted Options or issued Shares under the Plan; (ii) the maximum number or percentage of Shares issuable upon exercise of Options available under the Plan; (iii) the limitations on grants of Options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the Exercise Price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options, including the addition of a Blackout Period (as defined in the Plan); (vii) the addition or deletion of a net exercise provision; or (viii) amendments to the amendment provisions of the Plan.

Disinterested shareholders must approve any amendment to Options held by an Insider at the time of the amendment that would have the effect of decreasing the Exercise Price or extending the term of such Options.

Termination	The Board may terminate the Plan any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Plan.

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The above summary is qualified in its entirety by the full text of the Amended Option Plan, a copy of which is attached as Schedule “A” of this Circular.

Share Unit Plan

On January 20, 2025, the Company’s Board of Directors adopted the Share Unit Plan. As with the Amended Option Plan, the purpose of this Share Unit Plan is to provide the Company with another equity-based mechanism to attract, retain and motivate Participants (as defined in the Share Unit Plan), to reward them by the grant of Awards under the Share Unit Plan from time to time for their contributions toward the long term goals of the Company and to enable and encourage them to acquire the benefits inherent in the ownership of Shares as long term investments.

The Company is required to obtain shareholder approval of the Share Unit Plan on a yearly basis in accordance with the policies of the TSXV.

The general terms and conditions of the Share Unit Plan are reflected in the disclosure below. Capitalized terms shall have the same meaning ascribed to them in the Share Unit Plan.

Administration	The Board has the authority to administer and interpret the Plan, the Award Agreements and the Awards, and may delegate the day-to-day administration thereof to any one or more officers of the Company.
Eligible Participants	Directors of the Company or its designated affiliates, and employees, officers and consultants of the Company are eligible to participate in the Plan.
Number of Shares	The maximum number of Common Shares issuable under the Plan shall not exceed 5% of the Outstanding Issue, provided that any Common Shares issuable thereunder, combined with any other Security Based Compensation Arrangement, may not exceed 10% of the Outstanding Issue. Notwithstanding the foregoing, the number of Common Shares underlying Awards that have been cancelled, that have expired without being settled in full, and that have been issued upon settlement of Awards shall be again available for issuance thereunder.
Limitations	The maximum aggregate number of Common Shares issuable pursuant to the Plan or any other Security Based Compensation Arrangement granted or issued in any 12-month period to any one Participant must not exceed 5% of the Outstanding Issue, calculated as of the Date of Grant. The maximum aggregate number of Common Shares issuable pursuant to the Plan or any other Security Based Compensation Arrangement granted or issued in any 12-month period to any one Consultant must not exceed 2% of the Outstanding Issue, calculated as of the Date of Grant. Investor Relations Service Providers may not receive any Awards pursuant to the Plan. The maximum aggregate number of Common Shares issuable pursuant to this Plan and any other Security Based Compensation Arrangement granted or issued to Insiders (as a group) at any time must not exceed in the aggregate 10% of the Outstanding Issue. The maximum aggregate number of Common Shares issuable pursuant to this Plan and any other Security Based Compensation Arrangement granted or issuable to Insiders within any 12-month period must not exceed 10% of the Outstanding Issue, calculated as at the Date of Grant to such Insider.

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Blackout Periods and Automatic Extensions	The expiry date, redemption date or settlement date, as applicable, of the Awards granted pursuant to the Plan, may be automatically extended, if such date falls within a period during which the Company prohibits Participants from redeeming or settling their Awards.
Deferred Share Units

Each DSU entitles an Eligible Director to receive one Common Share or the cash equivalent (or a combination of the two) and is payable after the Eligible Director experiences a DSU Termination Date. Subject to any alternative arrangements approved by the Board, each Eligible Director may elect to receive all or part of his or her annual compensation in DSUs. Each Participant will receive that number of DSUs equal to the quotient of (i) and (ii), where (i) is the dollar amount of compensation payable in DSUs on the date the compensation is payable and (ii) is the Fair Market Value of the Common Shares on the date of payment, rounded down to the nearest whole number. DSUs will vest on the date that is one year following the Date of Grant; and no DSUs issued pursuant to the Plan may vest before the date that is one year following the Date of Grant.

Following a Participant’s DSU Termination Date, all vested DSUs will settle on the date that is 30 days following the DSU Termination Date. The Company will pay the amount required to settle the DSUs as soon as practicable but not more than 30 days after the DSU Termination Date, in its discretion by issuing to the Participant that number of Common Shares equal to the number of DSUs being settled; delivering to the Participant that number of outstanding Common Shares equal to the number of DSUs being settled; delivering to the Participant an amount in cash equal to the Fair Market Value of the number of Common Shares equal to the number of DSUs being settled; or a combination of the foregoing.

Restricted Share Units

An RSU entitles the Participant to receive one Common Share for each RSU or the cash equivalent (or a combination of the two). RSUs may not vest (i) prior to one year following the Date of Grant; and (ii) later than December 15 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred.

The Company will pay the amount required to settle all vested RSUs as soon as practicable but not more than 30 days after the end of the applicable RSU Vesting Date, in its discretion by issuing to the Participant that number of Common Shares equal to the number of RSUs being settled; delivering to the Participant that number of outstanding Common Shares equal to the number of RSUs being settled; delivering to the Participant an amount in cash equal to the Fair Market Value of the number of Common Shares equal to the number of RSUs being settled; or a combination of the foregoing.

Performance Share Units

A PSU is an Award granted to a Participant that is generally conditioned on the achievement of Performance Goals over a Performance Period, subject to satisfying the Performance Vesting Conditions, and that entitles the Participant to receive one Common Share for each PSU or the cash equivalent (or a combination of the two). PSUs may not vest (i) prior to one year following the Date of Grant; and (ii) later than December 15 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such PSU is granted, occurred.

The Company will pay the amount required to settle all vested PSUs as soon as practicable but not more than 30 days after the end of the applicable PSU Vesting Date, in its discretion by issuing to the Participant that number of Common Shares equal to the number of PSUs being settled; delivering to the Participant that number of outstanding Common Shares equal to the number of PSUs being settled; delivering to the Participant an amount in cash equal to the Fair Market Value of the number of Common Shares equal to the number of PSUs being settled; or a combination of the foregoing.

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Dividends

Subject to the Board’s approval, if the Company pays a cash dividend on the Common Shares, the Company will credit to the account of each Participant who holds DSUs, RSUs, or PSUs as of the record date with an additional number of DSUs, RSUs or PSUs, as applicable. The number of additional DSUs, RSUs and PSUs, as applicable, will be equal to the quotient of (i) and (ii), where (i) is the product of (1) the aggregate number of DSUs, RSUs and PSUs, as applicable, held by the Participant on the relevant record date and (2) the amount of the dividend paid by the Company on each Common Share, and (ii) is the Fair Market Value of the Common Shares on the dividend payment date. The additional DSUs, RSUs or PSUs, as applicable, will be subject to the same vesting conditions as apply to the related DSUs, RSUs or PSUs.

Notwithstanding the foregoing, if the settlement of additional DSUs, RSUs or PSUs, as applicable, in Common Shares, would exceed the maximum number of Common Shares referenced above, such additional DSUs, RSUs or PSUs shall be settled in cash.

Termination of Participants

The following applies to all Participants.

If a Participant’s employment or office is terminated without cause, or if the Participant resigns or Retires, then, provided that the Termination Date is at least one year after the applicable Date of Grant, any unvested Awards held by the Participant on the Termination Date may, at the discretion of the Board, automatically vest; and in the case of any vested Awards held by the Participant on the Termination Date, the Company will settle those Awards as soon as practicable after the Termination Date in accordance with the Plan but not more than 30 days after such Termination Date. In the event that a Participant’s employment is terminated for cause, no Awards that have not vested prior to the Termination Date, including dividend equivalent Awards in respect to such Awards, shall vest and all such Awards shall be forfeited immediately.

If a Participant dies, then any unvested Awards held by the Participant on the Termination Date may, at the discretion of the Board, automatically vest; and in the case of any vested Awards held by the Participant on the Termination Date, the Company will settle those Awards as soon as practicable after the Termination Date in accordance with the Plan but not more than 30 days after such Termination Date. If any of the Participant’s heirs or administrators is entitled to any portion of such Awards, such person may make a claim for the Awards until the date that is one year from the Participant’s death.

If a Participant has a Termination Date in connection with a Disability, then, provided that the Termination Date is at least one year after the applicable Date of Grant, any unvested Awards held by the Participant on the Termination Date may, at the discretion of the Board, automatically vest; and in the case of any vested Awards held by the Participant on the Termination Date, the Company will settle those Awards as soon as practicable after the Termination Date in accordance with the Plan but not more than 30 days after such Termination Date.

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Change of Control

If at any time prior to the settlement of an Award, the Company seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event or a third party makes a bona fide formal offer or proposal to the Company or its shareholders which, if accepted, would constitute an Acceleration Event, the Company may send notice to all Participants of such transaction, offer or proposal and (i) the Board may, by resolution and notwithstanding any vesting schedule applicable to any Award, permit all unvested Awards outstanding to automatically vest during the period specified in the notice (but in no event later than the applicable expiry date of an Award), so that the Participant may participate in such transaction, offer or proposal, and (ii) the Board may accelerate the vesting date of such Awards and the time for the fulfillment of any conditions or restrictions on such settlement to an earlier date chosen by the Board in its unfettered discretion, provided that this shall not apply with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision. Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the Exchange, if applicable.

Notwithstanding any other provision of the Plan or the terms of any Award Agreement, if at any time prior to the vesting of an Award, the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Awards shall automatically vest. Any adjustment to an Award, other than in connection with a security consolidation or security split, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend, recapitalization, or such other transaction as deemed by the Board, will be subject to prior Exchange acceptance.

Amendments and Termination

Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Plan and the terms and conditions of any Award and, may make such amendments for the purpose of complying with any changes in any relevant law, Exchange policy, rule or regulation applicable to the Plan, any Award or the Common Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not materially impair any right of any holder of an Award pursuant to any Award awarded prior to such amendment.

Notwithstanding the foregoing, any amendment, suspension or termination of the Plan shall be such that the provisions of the Plan applicable to DSUs continuously meet the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

Notwithstanding any provisions to the contrary and subject to the policies of the Exchange, if the Company is listed on the Exchange, the approval of shareholders of the Company shall be required for any amendment to the Plan except for the following: (i) amendments to fix typographical errors; and (ii) amendments to clarify existing provisions of the Plan and which do not have the effect of altering the scope, nature and intent of such provisions.

The Board may only amend the provisions of the Plan relating to the following if the Board obtains the approval of the shareholders of the Company in respect thereof: (i) persons eligible to be granted Awards or issued Common Shares under the Plan; (ii) the maximum number or percentage of Common Shares issuable upon settlement of Awards available under the Plan; (iii) the limitations on grants of Awards to any one person, Insiders, Consultants, or persons involved in Investor Relations Activities; (iv) the maximum term of Awards; (v) the expiry and termination provisions applicable to Awards, including the addition of a Blackout Period; and (vi) the amendment provisions of the Plan.

Any amendment to Awards held by an Insider at the time of the amendment that would result in a benefit to an Insider must receive Disinterested Shareholder Approval.

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The above summary is qualified in its entirety by the full text of the Share Unit Plan, a copy of which is attached as Schedule “B” of this Circular.

Section 6 – Audit Committee

In compliance with National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company has formed an Audit Committee to provide assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee.

Audit Committee Charter

The Audit Committee’s primary duties and responsibilities include:

(i)	reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements;
(ii)	reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements;
(iii)	overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company;
(iv)	reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board;
(v)	reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure;

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(vi)	reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and
(vii)	establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Charter of the Audit Committee is attached as Schedule “C” to this Circular. For additional information regarding the audit committee, please refer to the Company’s Annual Information Form, dated March 20, 2025, under the heading “Directors and Officers – Audit Committee” which can be found on SEDAR+ at www.sedarplus.ca.

Composition of the Audit Committee

The Audit Committee is comprised of William Hayden (Chair), Vijay Mehta, and Chad Williams, all of whom are “financially literate” and “independent” as such terms are defined in NI 52-110. Each member of the Audit Committee has adequate education and experience that is relevant to his performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and
(c)	an understanding of internal controls and procedures for financial reporting.

Relevant Education and Experience

William Hayden (Chair)

William Hayden is a geologist with over 38 years of experience in the mineral exploration industry, with much of it gained in Africa, America, and the Asia-Pacific region. Mr. Hayden has worked in a management capacity with several exploration and mining companies in Australia and internationally since 1986. Mr. Hayden has over 25 years’ experience with financial disclosure, legal and regulatory compliance, and risk management. He has served on various audit committees throughout his career, and was a long-standing audit committee member of Ivanhoe Mines Ltd. Based on his experience, Mr. Hayden has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as Chair of the Audit Committee.

Vijay Mehta

Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar. He is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview, Mr. Mehta was a Managing Director and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group, and investment bank, Morgan Stanley. Based on his experience, Mr. Mehta has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

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Chad Williams

Mr. Williams is the Chairman and Founder of Red Cloud Mining Capital Inc. He has extensive experience in mining finance and management, having previously held the positions of CEO of Victoria Gold Corp. and Head of Mining Investment Banking at Blackmont Capital Inc., and was a highly ranked mining analyst at TD Bank and other Canadian brokerage firms.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Chair of the Audit Committee has the authority to approve or disapprove such non-audit services and shall advise the Audit Committee of such pre-approvals no later than the time of the next meeting of the Audit Committee following such pre-approval having been given.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years with respect to the Company, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
December 31, 2024 (4)	$332,660	$Nil	$Nil	$Nil
December 31, 2024 (5)	$Nil	$Nil	$6,200	$Nil
December 31, 2023 (4)	$287,281	$Nil	$Nil	$Nil
December 31, 2023 (5)	$117,453	$18,360	$4,590	$26,826

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.

(2)      Fees charged for tax compliance, tax advice and tax planning services.

(3)      Fees for services other than disclosed in any other column.

(4)      Fees charged by KPMG LLP, Chartered Professional Accountants.

(5)	Fees charged by Crowe MacKay LLP, Chartered Professional Accountants.
Section 7 – Corporate Governance

General

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the corporation.

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National Instrument 58-201 – Corporate Governance Guidelines (“NI 58-201”), establishes corporate governance guidelines to be used by issuers in developing their own corporate governance practices. In addition, the Board monitors evolving best practices on an ongoing basis and, when appropriate, implements such additional practices. The Board is committed to sound corporate governance practices that benefit all stakeholders and contribute to effective and efficient decision making.

Pursuant to NI 58-201, the Board has adopted a Code of Business Conduct and Ethics, which addresses, but is not limited to, the following issues:

(i)	conflicts of interest;
(ii)	confidentiality concerning Company affairs;
(iii)	competition and fair dealing;
(iv)	insider trading;
(v)	accuracy of Company records; and
(vi)	compliance with laws, rules, and regulations.

The Company is committed to complying with all applicable requirements including those concerning corporate accounting practices, accounting controls and auditing practices and with its Code of Business Conduct and Ethics. In connection with the requirement to observe high standards of business practices and ethics in the conduct of the business and operations of the Company, the Company has developed a Whistleblower Policy and maintains a confidential and anonymous complaint submissions procedure through a third-party hotline service.

In addition, pursuant to National Policy 51-201 - Disclosure Standards, the Company has adopted a Disclosure Policy, which addresses, but it not limited to, the following matters:

(i)	timely disclosure of material information;
(ii)	confidentiality of information;
(iii)	designated spokespersons of the Company; and
(iv)	administrative responsibility.

The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: https://newfoundgold.ca.

Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as summarized below.

Corporate Governance Practices

In consultation with the Board, the Nominating and Compensation Committee (previously performed by the Nominating and Corporate Governance Committee) establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Compensation Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

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Board of Directors

Independence

On an annual basis, the Nominating and Compensation Committee assists the Board in assessing each director’s independence and reviews the relationship each director has with the Company to determine whether their independence is maintained. When a director has no direct or indirect material relationship with the Company which could interfere with the director’s independent judgment, that director is considered independent. The Board has determined that a majority of the Directors nominated are independent.

Meetings of Independent Directors

The Canadian Securities Administrator’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors endeavour to meet on camera without members of management and executive directors at the end of each Board or Committee meeting.

The Audit Committee consists of three independent directors and meets quarterly. A Technical Committee consisting of at least one independent director was established in 2021. A Compensation Committee and a Nominating and Corporate Governance Committee (“NCG Committee”), each consisting of a minimum of two independent directors, were established in 2020. Effective May 12, 2025, the nominating function was moved from the NCG Committee to the Compensation Committee, which has since been renamed as the Nominating and Compensation Committee. The NCG Committee has been renamed as the Governance and Sustainability Committee.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If, on occasion, such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

Role of Chair and Lead Director

The Chair, with the assistance of a lead director (the “Lead Director”), if one is appointed from time to time, is responsible for the management, development, and effective performance of the Board and leads the Board to ensure that it fulfills its duties to be effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect. The Chairman, Paul Huet, is not an independent director. William Hayden is the independent Lead Director.

Board Mandate

The full text of the Board’s written mandate is attached to this Circular as Schedule “D”.

Position Descriptions

The Board has adopted written position descriptions for its Chair, the Lead Director, and the Chair of each of the Committees. The position descriptions are in line with each of the Committee mandates, which are also reviewed and updated from time to time by its members. The Compensation Committee and the CEO have developed a position description for the CEO which has been approved by the Board. The Compensation Committee (now the Nominating and Compensation Committee) annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

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Orientation and Continuing Education

Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs.

Ethical Business Conduct

A Code of Business Conduct and Ethics (the “Code”) has been adopted by the Board to summarize the standards of business conduct that guides the Company’s actions. This Code applies to all directors, officers, employees, and consultants of the Company and its subsidiaries. The Company has issued this Code to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	avoidance of conflicts of interest with the interests of the Company, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
•	confidentiality of corporate information;
•	protection and proper use of corporate assets and opportunities;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of any violations of this Code to an appropriate person or person identified in the Code; and
•	accountability for adherence to the Code.

Nomination of Directors

In considering and identifying new directors for nomination, the Nominating and Compensation Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits, having regard to the Company’s business and objectives, as well as the then-existing composition of the Board. Once a list of key attributes, skills, and competencies for a potential new director is identified, the Nominating and Compensation Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation. If, and as needed, the Nominating and Compensation Committee may engage internal or external consultants to assist in identifying, evaluating, and/or selecting appropriate Board candidates, including to ensure a diversity of potential candidates are identified. Only after rigorous discussion by the Nominating and Compensation Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the Nominating and Compensation Committee to develop the best plan to recruit the preferred candidate(s).

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Compensation

The Board determines Director and senior officer compensation by the recommendation of the Nominating and Compensation Committee. With consultation from the CEO, the Nominating and Compensation Committee is responsible for:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and equity-based grants based on such evaluation; and
•	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees, and any other form of compensation, such as equity-based grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Nominating and Compensation Committee will, when appropriate, review the Company’s compensation philosophy, policies, plans, and guidelines and recommend any changes to the Board.

Committees of the Board

As at the date of this Circular, there are four committees of the Board (the “Committees”). The following table sets out each of the Committees and membership thereof.

Name of Committee	Members of Committee
Audit Committee	William Hayden (Chair) Vijay Mehta Chad Williams
Nominating and Compensation Committee	Chad Williams (Chair) Vijay Mehta William Hayden
Governance and Sustainability Committee	Vijay Mehta Chad Williams William Hayden
Technical Committee	Melissa Render (Chair) Paul Huet William Hayden

Technical Committee

The purpose of the Technical Committee is to provide assurance to the Board as to the operational performance and operating risks of the Company, regarding those areas where technical understanding is required:

•	exploration, permitting, development, execution, construction, operation of mining activities, security, and supply chain management;
•	resources and reserves on the Company’s mineral resource properties;
•	operating and production plans for proposed and existing operating mines;

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•	project and operations readiness;
•	major commercial commitments; and
•	ensuring the Company implements best-in-class property development and operating practices.

The charter of the Technical Committee provides that it is responsible for, among other things, the following matters:

•	review and assess the reporting of all operating activities (to include exploration, mining, development, execution, construction, security, and supply chain management) and in the Committee’s discretion, make recommendations to the Board for consideration;
•	review risk management procedures and monitor risks in all operating activities;
•	review the effectiveness of the reporting of technical and operating matters;
•	assess the adequacy of strategic planning, forecasting, and budgeting;
•	assess legal and regulatory compliance of technical and operating matters;
•	engage third-party technical consultants, where necessary;
•	assess the performance of key operating personnel and operating teams;
•	advise the CEO when required on specific M&A opportunities as requested by the CEO or directed by the Board;
•	report and make recommendations to the Board on all technical and operating matters including material proposals, material contracts, and major commercial arrangements with potential key contractors and service providers; and
•	perform such other duties as may be assigned by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

Governance and Sustainability Committee

The purpose of the Governance and Sustainability Committee (the “GSC”) (previously the NCG Committee) is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	developing and implementing principles and systems for the management of corporate governance; and
•	assessing the performance of the Board, its committees and Chairs, and individual Directors.

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Board Assessment

The Board undertakes a robust annual assessment process that includes:

•	Director reviews conducted through one-on-one conversations between the Chair of the Board and the Chair of the Nominating and Compensation Committee;
•	an informal discussion by the Chair with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such Director, and the preparation by the Chair of the Nominating and Compensation Committee of a report to, and discussion among, the full Board which includes matters concerning the size of the Board and each Committee of the Board, and whether changes in size, personnel, or responsibilities are warranted;
•	a review and discussion of various emerging corporate governance issues and best practices, including those related to Board composition, Director term limits, “overboarding”, and diversity (Board and executive officers); and
•	the Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.

In addition, the Board satisfies itself that the Board, its Committees, and the individual directors are performing effectively by conducting informal assessments from time to time (including by the Chair of the Board and/or the Nominating and Compensation Committee).

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not currently have any term limits, retirement policies, or similar mechanisms in place for the renewal or replacement of its directors.

The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Company has achieved a satisfactory turnover of directors over its history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

Board Leadership and Diversity

The Company is committed to workplace diversity and fostering a culture of inclusion across all aspects of the Company, its operations, and offices. The Board’s objective is to select the most qualified and highest functioning directors from diverse backgrounds. Board nominees will be chosen based on the abilities, skills, and experience required from time to time, while recognizing that a more diverse Board can result in a more effective Board. The Nominating and Compensation Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition.

The Company understands the benefits of a diversified work force, including promoting the level of female representation and other types of diversity, and diversity is one of many factors that are used in consideration for hires and promotions. In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience, and qualification. In addition, the relative diversity of the Company’s executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs, and requirements for the position when hiring and promotion opportunities arise, and various other factors. The Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity, and where possible, seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

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As at the date of this Circular, one of the Company’s executive officers is a woman.

Section 8 – Other Information

Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2024, the Company had a 10% rolling stock option plan in place. See “Section 4 - Particulars of Matters to be Acted Upon – 5. Approval of Amended Stock Option Plan” and “Section 5 – Statement of Executive Compensation – Amended Option Plan”.

The following table provides information as at December 31, 2024, with respect to the Option Plan, under which equity securities are authorized for issuance. As at December 31, 2024, the Company did not have any equity compensation plans that had not been approved by Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	10,556,750	$4.496	9,489,049
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	10,556,750	$3.97	9,489,049

Note:

(1)	Represents the Option Plan. As at December 31, 2024, the Option Plan reserved shares equal to a maximum of 10% of the issued and outstanding Shares. As at December 31, 2024, the Company had 200,457,994 Shares issued and outstanding.

Indebtedness of Directors and Executive Officers

Other than “routine indebtedness” as defined in applicable securities legislation, since the beginning of the financial year ended December 31, 2024, none of:

(a)	the executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries;
(b)	the proposed nominees for election as a director of the Company; or
(c)	any associates of the foregoing persons,

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, and which was not entirely repaid on or before the date of this Circular.

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Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the amendments to the Option Plan and the Share Unit Plan.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular or as disclosed in the Company’s financial statements, no informed person of the Company, or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Management Contracts

Since the beginning of the Company’s most recently completed financial year ended December 31, 2024, management functions of the Company are not, and have not been, to any substantial degree performed by any person other than the executive officers and directors of the Company. See “Section 5 - Statement of Executive Compensation – Employment, Consulting and Management Agreements”.

Additional Information

Financial information about the Company is included in the Company’s comparative annual financial statements, as well as the management discussion and analysis, for the year ended December 31, 2024, which have been electronically filed with regulators and are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Copies may be obtained without charge upon request to the Company, 1055 West Georgia Street, Suite 2129 Vancouver, British Columbia, V6E 3P3 Canada, – telephone: (416) 910-4653– email: contact@newfoundgold.ca.

You may also access the Company’s other public disclosure documents on SEDAR+ at www.sedarplus.ca under the Company’s profile. Additional information about the Company can be found on the Company’s website at www.newfoundgold.ca.

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Request for Financial Statements

National Instrument 51-102 – Continuous Disclosure Obligations sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed financial statements request form or provide instructions in any other written format.

Approval of the Board of Directors

The contents of this Circular have been approved and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

DATED at Vancouver, British Columbia, this 8th day of July, 2025.

ON BEHALF OF THE BOARD

NEW FOUND GOLD CORP.

/s/ Keith Boyle

Keith Boyle
Chief Executive Officer and Director

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SCHEDULE “A” STOCK OPTION PLAN

NEW FOUND GOLD CORP.

2025 AMENDED AND RESTATED STOCK OPTION PLAN

Article I

Definitions and Interpretation

1.1	DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acceleration Event” has the meaning as set out in Section 3.9(b);

“Administrator” means the Board or such Director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time.

“Award Date” means, in respect of a particular Option, the date on which the Board grants the Option;

“Blackout Period” means an interval of time during which the Company has determined, in accordance with its insider-trading policy, that one or more Plan participants may not exercise an Option or sell Shares of the Company because they may be in possession of undisclosed material information pertaining to the Company, or when in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with the Company’s insider-trading policy or applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider, is subject);

“Board” means the board of directors of the Company;

“Company” means New Found Gold Corp. and any subsidiary thereof, as the context may require;

“Consultant” means any individual, corporation, incorporated association or organization, body corporate, partnership, trust, association, or any other entity other than an individual who:

(a)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any of its subsidiaries other than services provided in relation to a “distribution” (as defined in the Securities Act (British Columbia));
(b)	provides the services under a written contract with the Company or any of its subsidiaries; and

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(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the or any of its subsidiaries.

“Director” means a director, senior officer and Management Company Employee of the Company or a subsidiary of the Company;

“Disability” means a long-term disability, as determined by the Board;

“Discounted Market Price” means the last closing price of the Shares before the date of the Option grant (less the applicable discount), unless in accordance with the policies of the Exchange, the Company issues a news release to fix the Exercise Price;

“Employee” means an employee or officer (including a Director) of the Company or any of its Subsidiaries, provided that such employee or officer is an individual who is considered to be an employee under the Income Tax Act (Canada);

“Exchange” means the TSX Venture Exchange or any other Canadian stock exchange on which the Shares are listed;

“Exchange Hold Period” has the meaning ascribed thereto in Policy 1.1 of the policy manual of the Exchange;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule A hereto, duly executed by the Option Holder;

“Exercise Period” means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with Section 3.7;

“Expiry Date” means the date determined in accordance with Section 3.3 and after which a particular Option cannot be exercised;

“Fair Market Value” means, with respect to any particular date, the volume weighted average trading price of the Shares on the Exchange for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the Exchange or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the Fair Market Value will be the fair market value of the Shares as determined by the Board in its sole discretion acting in good faith;

“Insider” means a Director, a director or senior officer of a company that is an Insider or subsidiary of the Company, or a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company;

“Investor Relations Activities” has the meaning ascribed thereto in the Exchange’s Corporate Finance Manual;

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“Investor Relations Service Provider” includes any Consultant that performs Investor Relations Activities and any Director, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities;

“Management Company Employee” means an individual employed by a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

“Option” or “Options” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

“Option Agreement” means the written agreement between the Company and an Option Holder giving effect to an award of Options;

“Option Holder” means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

“person” means any individual, partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or entity howsoever designated or constituted;

“Personal Representative” means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means this stock option plan, as it may be amended from time to time;

“Securities Act” means the Securities Act (British Columbia), as it may be amended from time to time;

“Security Based Compensation Arrangement” means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance of deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Shares to one or more directors or officers of the Company or a subsidiary of the Company, current or past full-time or part-time employees of the Company or a subsidiary of the Company, Insiders or Consultants of the Company or any subsidiary of the Company including a Share purchased from treasury by one or more officers, directors or officers of the Company or any subsidiary of the Company, current or past full-time or part-time employees of the Company or a subsidiary of the Company, Insiders or Consultants of the Company or a subsidiary of the Company which is financially assisted by the Company or a subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Shares or other equity securities of the Company;

“Share” or “Shares” means, as the case may be, one or more common shares in the capital of the Company;

“Share Issuance Date” has the meaning as set out in Section 4.3;

“subsidiary” has the meaning ascribed to that term in the Securities Act;

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“Termination Date” means the last day on which the Option Holder actively renders services to the Company or a subsidiary where it is reasonably expected that no further services will be performed (and excluding any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment, except as otherwise expressly required by applicable employment standards legislation), including by reason of death or Disability, but, for greater certainty, an Option Holder’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not be considered to result in a Termination Date; and

1.2	CHOICE OF LAW

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.3	HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

1.4	AMENDED AND RESTATED

This Plan amends and restates in its entirety, as of January 20, 2025, the 2020 stock option plan of the Company, approved by the Company’s shareholders on June 17, 2020, as amended on December 8, 2022 (the “Original Plan”). Any reference to “Plan” or “Palisades Resource Corp. 2017 Stock Option Plan” in the Original Plan and any document delivered in connection therewith, or pursuant thereto, will mean this Plan, as amended and restated hereby.

Article II

Purpose and Participation

2.1	PURPOSE

The purpose of the Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate Directors, Employees and Consultants, to reward them by the grant of Options under the Plan from time to time for their contributions toward the long term goals of the Company and to enable and encourage them to acquire Shares as long term investments.

This Plan amends and restates in its entirety, as of January 20, 2025, the 2020 stock option plan of the Company, approved by the Company’s shareholders in January 2017 as amended and restated on June 17, 2020 and December 8, 2022, and last approved by shareholders on December 17, 2024. Any reference to “Plan” or “Palisades Resource Corp. 2017 Stock Option Plan” in the Original Plan and any document delivered in connection therewith, or pursuant thereto, will mean this Plan, as amended and restated hereby.

2.2	PARTICIPATION

The Board shall, from time to time, in its sole discretion, determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded and, subject to Section 3.2 and 3.5, the number of Options so awarded. For greater certainty, it is the responsibility of the Company and the Option Holder to ensure and confirm that the Option Holder is a bona fide Director, Employee or Consultant, as the case may be. In determining the number of Options to be awarded to participant under the Plan, the Board may take into account the following criteria:

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(a)	the person’s remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;
(b)	the length of time that the person has provided services to the Company; and
(c)	the nature and quality of work performed by the person.

Options awarded to a Director, Employee or Consultant pursuant to the Plan may, at the request of such Director, Employee or Consultant, be granted to a corporation, incorporated association or organization, body corporate, partnership, trust, association or any other entity other than an individual that is wholly-owned by such Director, Employee or Consultant.

2.3	DOCUMENTATION

Upon first receiving an award of Options under the Plan, the Administrator shall provide a copy of the Plan to each Option Holder. Thereafter, a copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

Each Option awarded under the Plan shall be embodied in an Option Agreement which shall give effect to the provisions of the Plan.

2.4	PARTICIPATION VOLUNTARY

The participation of any Director, Employee or Consultant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring any rights or privileges, other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment, appointment or engagement to provide services, or constitute a commitment on the part of the Company to continued employment, appointment or engagement to provide services, and neither the Plan nor any grant of Options under the Plan shall be construed as granting an Option Holder a right to be retained as an Employee or a Consultant or a claim or right to any future grant of options under the Plan. Neither the Plan nor any action taken hereunder shall interfere with the right of the Company to terminate the employment, appointment or provision of services of such Option Holder at any time. The payment of any sum of money in cash in lieu of notice of termination of employment, appointment or provision of services shall not be considered as extending the period of employment, appointment or the provision of services for the purposes of the Plan.

Article III

Terms and Conditions of Options

3.1	BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

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3.2	NUMBER OF SHARES

The maximum number of Shares issuable under the Plan and any other Security Based Compensation Arrangement shall not exceed 10% of the number of Shares issued and outstanding as of each Award Date. Notwithstanding the foregoing, the number of Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Shares issuable under the Plan and shall again be available for issuance hereunder.

3.3	TERM OF OPTION

Subject to Sections 3.4 and 3.6, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the Option.

3.4	EXTENSION OF OPTIONS EXPIRING DURING BLACKOUT PERIOD

Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) business days following the expiration of a Blackout Period, such Expiry Date shall be automatically extended without any further act or formality to that day which is the tenth (10th) business day after the end of the Blackout Period, such tenth business day to be considered the Expiry Date for such Option for all purposes under the Plan.

3.5	LIMITATIONS

The maximum number of Shares which may be issuable, at any time, to Insiders under the Plan and any other Security Based Compensation Arrangement shall be 10% of the total number of Shares issued and outstanding. The maximum number of Shares which may be issued, within any one-year period, to Insiders under the Plan and any other Security Based Compensation Arrangement shall be 10% of the total number of Shares issued and outstanding.

The maximum number of Shares which may be issuable under the Plan and any other Security Based Compensation Arrangement to any one individual in any twelve-month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date or Share Issuance Date, as defined below, unless the Company has obtained disinterested shareholder approval as required by the Exchange.

The maximum number of Shares which may be issuable under the Plan and any other Security Based Compensation Arrangement to any one Consultant of the Company in any twelve-month period shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date or Share Issuance Date unless consent is obtained from the Exchange.

The maximum number of Shares which may be issuable under the Plan and any other Security Based Compensation Arrangement to all persons retained by the Company to provide Investor Relations Activities shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve-month period, calculated at the Award Date unless consent is obtained from the Exchange. Options granted to persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months from the Award Date, such that: (i) no more than one quarter of the Options vest no sooner than three months after the Award Date; (ii) no more than another one quarter of the Options vest no sooner than six months after the Award Date; (iii) no more than another one quarter of the Options vest no sooner than nine months after the Award Date; and (iv) the remainder of the Options vest no sooner than 12 months after the Award Date.

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3.6	TERMINATION OF OPTION

An Option Holder may exercise an Option, in whole or in part, at any time and from time to time during the Exercise Period, provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix limits, vesting requirements or restrictions in respect of which an Option Holder may exercise part of any Option held by the Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no further force and effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. Unless otherwise determined by the Board (but subject to the ten-year limit set forth in Section 3.3), the Expiry Date of an Option shall be the earlier of the date so fixed by the Board on the Award Date referred to in Section 3.3 above, and the date established, if applicable, in subsections (a), (b) and (c) below.

(a)	Death. In the event that an Option Holder should die while he or she is still a Director, Employee or Consultant, as the case may be, then:
(i)	any unvested Options held by the Option Holder on the Termination Date may, at the discretion of the Board, automatically vest; and
(ii)	the Expiry Date shall be 12 months from the Termination Date of the Option Holder.
(b)	Disability. In the event that an Option Holder has a Termination Date in connection with a Disability, while he or she is still a Director, Employee or Consultant, as the case may be, then:
(i)	provided that the Termination Date is at least one year after the applicable Award Date, any unvested Options held by the Option Holder on the Termination Date may, at the discretion of the Board, automatically vest; and
(ii)	the Expiry Date shall be 12 months from the Termination Date of the Option Holder.
(c)	Cessation of Service or Employment. In the event that an Option Holder ceases to be a Director, Employee or Consultant of the Company (other than by reason of death or Disability), including resignation or retirement, then:
(i)	provided that the Termination Date is at least one year after the applicable Award Date, any unvested Options held by the Option Holder on the Termination Date may, at the discretion of the Board, automatically vest; and
(ii)	the Expiry Date of the Option shall be the 90th day following the Termination Date, unless the Option Holder ceases to be such as a result of termination for cause, in which case the Expiry Date shall be the Termination Date, or such longer period (up to a maximum of 12 months) or shorter period as determined by the Board.

For the purposes of this Section 3.6, the date on which an Option Holder ceases to be a Director, Employee or Consultant, as the case may be, is deemed to be the date of resignation or notice of termination of the Option Holder’s service or employment, as the case may be. Furthermore, an unvested Option (or any portion thereof) which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, in the circumstances set forth in clauses (a), (b) and (c) above, other than as a result of termination for cause, shall be exercisable by the Option Holder (or the Option Holder’s Personal Representative, in the event of the death of the Option Holder) until the Expiry Date. An unvested Option (or any portion thereof) held by an Option Holder who ceases to be a Director, Employee or Consultant, as the case may be, as a result of termination for cause, shall cease to vest and shall terminate and be of no further force and effect as at the Termination Date.

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(d)	Ceasing to Perform Investor Relations Activities. Notwithstanding paragraph (b) immediately above, in the event that the Option Holder holds his or her Option as an Employee or Consultant retained by the Company to provide Investor Relations Activities, and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date shall be the date such Option Holder ceases to be an Employee or Consultant of the Company.

For greater certainty, this Section 3.6 shall still apply in the event of that the Option Holder dies or ceases to otherwise be a Director, Employee or Consultant, as the case may be.

3.7	EXERCISE PRICE
(a)	The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that, if the Shares are listed for trading on the Exchange, the Exercise Price shall not be less than Discounted Market Price (or, if the Shares are not listed for trading on the Exchange, then the permittable discounted market price on such other exchange or quotation system on which the Shares are then listed or quoted for trading) or such other price as may be required or permitted by the Exchange from time to time. If the Shares are listed on the Exchange and on one or more other exchanges, the Exercise Price must be calculated based upon the applicable closing price or average price of the Shares, as applicable, on the exchange on which the majority of the trading volume of the Shares occurs, subject to the policies of the Exchange.
(b)	Notwithstanding Section 3.7(a), if the Option Holder is a U.S. taxpayer, the Exercise Price shall be, in any event, at least equal to the Fair Market Value on the Award Date.
3.8	ASSIGNMENT OF OPTIONS

Options may not be assigned or transferred, provided however that the Personal Representatives of an Option Holder may, to the extent permitted by Section 4.1, exercise the Option within the Exercise Period.

3.9	ADJUSTMENTS AND CHANGE OF CONTROL
(a)	Not withstanding any provision of the Plan, and subject to applicable law, if at any time while an Option remains unexercised with respect to any Shares underlying the Option, the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for (any of the foregoing events, a “Share Capital Event”), the Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Share Capital Event in the manner the Board in its sole discretion deems appropriate. No fractional shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Share Capital Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 100 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

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(b)	If at any time when an Option remains unexercised with respect to any Shares underlying the Option:
(i)	the Company seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or
(ii)	a third party makes a bona fide formal offer or proposal to the Company or its shareholders which, if accepted, would constitute an Acceleration Event;

the Company shall notify the Option Holder in writing of such transaction, offer or proposal as soon as practicable and: (i) the Board may permit the Option Holder to exercise the Option, as to all or any of the Shares in respect of which such Option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the Expiry Date of the Option), so that the Option Holder may participate in such transaction, offer or proposal; and (ii) the Board may require the acceleration of the time for the exercise of the Option and of the time for the fulfilment of any conditions or restrictions on such exercise. Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the Exchange, if applicable.

For the purposes of this Plan, an (“Acceleration Event”) means:

(iii)	the acquisition by any person or any persons acting jointly or in concert, directly or indirectly, of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a take-over bid or otherwise;
(iv)	any plan of arrangement, amalgamation, consolidation, merger or other business combination of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;
(v)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;
(vi)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or
(vii)	any other transaction that is deemed to be an “Acceleration Event” for the purposes of this Plan by the Board in its sole discretion.
(c)	Notwithstanding any other provision of this Plan or the terms of any Option, other than Options issued to an Investor Relations Service Provider, if at any time when an Option remains unexercised with respect to any Shares underlying the Option the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Options shall automatically vest. Any adjustment to an Option, other than in connection with a security consolidation or security split, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization, or acceleration of the vesting provisions of Options issued to any Investor Relations Service Provider, will be subject to prior Exchange acceptance.

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3.10	EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable Option Agreement.

Article IV

Exercise of Option

4.1	EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or Personal Representative. An Option Holder or Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Agreement and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2	NET EXERCISE

Other than for an Option Holder who is a provider of Investor Relations Activities, in lieu of paying the aggregate Exercise Price to purchase Shares and subject to the provisions of the Plan and, upon prior approval of the Board or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan, in their sole and absolute discretion, once an Option has vested and become exercisable an Option Holder may elect, in lieu of exercising such Option, to surrender such Option in exchange for the issuance of the number of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement).

An Option may be surrendered and disposed of pursuant to this Section 4.2 from time to time by delivery to the Company at its principal place of business: (a) an Exercise Notice specifying that the Option Holder has elected to effect such a net settlement of such Option and the number of Options to be exercised and (b) the payment of an amount for any tax withholding or remittance obligations of the Option Holder or the Company arising under applicable securities laws (or by entering into some other arrangement acceptable to the Company ). The Company will not be required, upon the net settlement of any Options pursuant to this Section 4.2, to issue fractions of Shares or to distribute certificates which evidence fractional Shares. In the event the number of Shares to be issued upon the net settlement of an Option is a fraction, the Option Holder will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

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4.3	ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased (the “Share Issuance Date”). If the number of Shares so purchased is less than the number of Shares subject to the option certificate in the form as set out in Schedule A (the “Option Certificate”) surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.4	CONDITION OF ISSUE

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations. The Company shall not be required to issue any Shares to an Option Holder pursuant to the exercise of Options if such issuance would violate the securities laws of any applicable jurisdiction.

Article V

Administration

5.1	ADMINISTRATION

The Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2	WITHHOLDING TAXES

Subject to the policies of the Exchange, notwithstanding anything else in this Plan, the Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with the exercise of an Option including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Option Holder has paid the Company for any amount which the Company is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under the Plan which provide for the sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

5.3	INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

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Article VI

Amendment and Termination

6.1	AMENDMENT
(a)	Subject to paragraphs (b) and (c) and any applicable regulatory approval, the Board may from time to time amend this Plan and the terms and conditions of any Option previously awarded or thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any relevant law, Exchange policy, rule or regulation applicable to this Plan, any Option or the Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.
(b)	Notwithstanding any provisions to the contrary, the Board may only amend the provisions of this Plan relating to the following if the Board obtains the approval of the shareholders of the Company in respect thereof:
(i)	persons eligible to be granted Options or issued Shares under this Plan;
(ii)	the maximum number or percentage of Shares issuable upon exercise of Options available under this Plan;
(iii)	the limitations on grants of Options to any one person, Insiders, Consultants, or persons involved in Investor Relations Activities;
(iv)	the method for determining the Exercise Price for Options;
(v)	the maximum term of Options;
(vi)	the expiry and termination provisions applicable to Options, including the addition of a Blackout Period;
(vii)	the addition or deletion of a net exercise provision;
(viii)	any amendment to this Section 6.1.
(c)	Disinterested shareholders of the Company must approve any amendment to Options held by an Insider at the time of the amendment that would have the effect of decreasing the Exercise Price or the extension of the term of such Options.
6.2	SHAREHOLDER APPROVAL

This Plan must be approved by the Company’s shareholders annually, at a duly called meeting of the shareholders.

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6.3	EXCHANGE HOLD PERIODS AND RESALE RESTRICTIONS

If required by the policies of the Exchange, the certificate representing the Options and any certificate representing Shares issued upon the exercise of such Options (if exercised prior to the expiry of the Exchange Hold Period) will bear the following Exchange Hold Period legend:

“Without prior written approval of TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date that is four months and a day after the distribution date].”

6.4	TERMINATION

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Option Holders shall continue to be governed by the provisions of this Plan.

6.5	AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

6.6	EFFECTIVE DATE

Subject to receipt of all applicable regulatory approvals, this Plan becomes effective on the date of its approval by the shareholders of the Company.

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Schedule A

NEW FOUND GOLD CORP.
STOCK OPTION PLAN

OPTION CERTIFICATE

This certificate is issued pursuant to the provisions of the New Found Gold Corp. (the “Company”) Stock Option Plan (the “Plan”) and evidences that ______________________________________ (Name of Optionee) is the holder of an option (the “Option”) to purchase up ____________________ (Number of Shares) common shares (the “Shares”) in the capital stock of the Company at a purchase price of $_________ per Share. Subject to the provisions of the Plan:

(a)       the Award Date of this Option ____________________ (insert date of grant); and

(b)       the Expiry Date of this Option is ___________________ (insert date of expiry).

Additional Vesting or Other Restrictions: (insert as applicable)

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Company an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

Signed this _______ day of ______________, 20____.

NEW FOUND GOLD CORP.

by its authorized signatory:

NAME: _______________________________

TITLE:________________________________

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Schedule B

EXERCISE NOTICE

To:       The Administrator, Stock Option Plan

New Found Gold Corp. (the “Company”)

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)       all of the Shares; or

(b)       _________ of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i) number of Shares to be acquired on exercise: _________ Shares

(ii) multiplied by the Exercise Price per Share:     $________

TOTAL EXERCISE PRICE, enclosed herewith: $________

The undersigned tenders herewith a certified cheque or bank draft in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the _______ day of ______________, 20____.

Signature of Option Holder

Name of Option Holder (please print)

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SCHEDULE “B” SHARE UNIT PLAN

2025 NEW FOUND GOLD CORP.

SHARE UNIT PLAN

ARTICLE I

PURPOSE

1.1               Purpose

The purpose of this Share Unit Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate Participants, to reward them by the grant of Awards under the Plan from time to time for their contributions toward the long term goals of the Company and to enable and encourage them to acquire the benefits inherent in the ownership of Common Shares as long term investments.

ARTICLE II

DEFINITIONS AND INTERPRETATION

2.1               Definitions In this Plan:

“Acceleration Event” has the meaning attributed to it in section 9.1.

“Affiliate” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Applicable Withholding Taxes” means any taxes, source deductions or other amounts that the Company is required by law to withhold from any amounts to be paid or credited or to remit to any governmental entity in connection with the grant or settlement of an Award under this Plan.

“Associate” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Award” means any Deferred Share Unit, Restricted Share Unit or Performance Share Unit granted under this Plan.

“Award Agreement” means an agreement evidencing an Award, including a DSU Agreement, RSU Agreement or PSU Agreement.

“Board” means the board of directors of the Company.

“Business Day” means a day on which the Exchange is open for trading, provided that if the Common Shares are not listed on a stock exchange, means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia.

“Committee” means the Directors of the Board or any committee of the Board that the Board may designate to administer this Plan.

“Common Shares” means the common shares of the Company.

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“Company” means New Found Gold Corp., a corporation existing under the Business Corporations Act (British Columbia), and any successor thereof.

“Consultant” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Date of Grant” means the date an Award is granted to a Participant as set out in the Participant’s Award Agreement.

“Deferred Share Unit” or “DSU” means an Award described in section 5.1.

“Designated Affiliates” means the affiliates of the Company designated by the Committee for purposes of this Share Unit Plan from time to time.

“Directors” means the directors of the Company from time to time.

“Disability” means a long-term disability, as determined by the Board.

“Discounted Market Price” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all shareholders of the Company entitled to vote at a meeting of shareholders, excluding votes attached to Common Shares beneficially owned by Insiders, and their Associates and Affiliates, to whom Awards may be granted under this Plan, and (ii) votes attached to Common Shares held by persons with an interest in the subject matter of the resolution, in each case, in accordance with policies of the Exchange.

“DSU Agreement” means an agreement between the Company and a Participant evidencing an Award of DSUs.

“DSU Termination Date” means the date on which a Participant who holds DSUs ceases to hold any position as an officer, employee, or director of the Company or any of the Designated Affiliates.

“Eligible Director” has the meaning attributed to it in section 5.1(a).

“Eligible Employee” means employees and officers, whether Directors or not, of the Company or any Designated Affiliate, provided that such employees and officers are individuals who are considered employees under the Tax Act.

“Exchange” means the TSX Venture Exchange, or, if the Common Shares are not then listed on the TSX Venture Exchange, such other principal market on which the Common Shares are then traded as designated by the Committee from time to time.

“Fair Market Value” of the Common Shares on any date means: (a) if the Common Shares are listed on an Exchange, the volume-weighted average trading price of the Common Shares on the Exchange with the greatest volume of trading over the applicable period, for the five trading days before the relevant date or, if there is no reported sale price at which the Common Shares traded on an Exchange during such period, the average of the closing bid and ask prices (on the Exchange with the narrowest such bid-ask spread) for the trading day immediately before the relevant date, provided that at no time shall the Fair Market Value price be less than the Discounted Market Price; and (b) if the Common Shares are not listed on an Exchange, the value as determined by the Board in good faith.

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“Insider” has the meaning given to such term in the policies of the TSX Venture Exchange.

“Investor Relations Activities” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Investor Relations Service Providers” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Management Company Employee” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Material Information” has the meaning given to that term in Policy 1.1 – Interpretation of the TSX Venture Exchange.

“Outstanding Issue” means the number of Common Shares issued and outstanding from time to time (on a non-diluted basis).

“Participant” means each Eligible Director, Eligible Employee and Consultants.

“Performance Goals” means the goals established by the Board (based on one or more Performance Measures) as part of the terms of an Award.

“Performance Measures” means the measures (other than the mere continuation of employment or passage of time) established by the Board to determine Performance Goals, which may include measures related to financial or operational matters at the Company, a Designated Affiliate or the Company and one or more Designated Affiliates, shareholder returns and individual performance criteria.

“Performance Period” means the period established by the Board for which the achievement of Performance Goals is assessed or determined.

“Performance Share Unit” or “PSU” means an Award described in section 7.1.

“Performance Vesting Conditions” means any Performance Goals established by the Board as conditions to the vesting of Awards.

“person” means an individual, corporation, company, cooperative, sole proprietorship, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal personal representative, estate, unincorporated association, organization or syndicate, entity with juridical personality or governmental authority or body, or other entity, whether or not having legal status, however designated or constituted, and pronouns which refer to a person shall have a similarly extended meaning.

“Plan” means this Share Unit Plan, as amended or restated from time to time.

“PSU Agreement” means an agreement between the Company and a Participant evidencing an Award of PSUs.

“PSU Vesting Date” has the meaning attributed to it in section 7.3.

“Restricted Share Unit” or “RSU” means an Award described in section 6.1.

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“Retire” or “Retirement” means retirement from active employment with the Company or a Designated Affiliate at or after age 65 or in other circumstances (such as years of service) as determined by the Board to constitute retirement for purpose of this Plan.

“RSU Agreement” means an agreement between the Company and a Participant evidencing an Award of RSUs.

“RSU Vesting Date” has the meaning attributed to it in section 6.3.

“Security Based Compensation Arrangement” means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance or deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Common Shares to one or more directors or officers of the Company or a Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders or Consultants of the Company or any Subsidiary of the Company including Common Shares purchased from treasury by one or more officers, directors or officers of the Company or any Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders or Consultants of the Company or a Subsidiary of the Company which is financially assisted by the Company or a Subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Common Shares or other equity securities of the Company.

“Subsidiary” means, in respect of a person, another person that is controlled directly or indirectly by such person and includes a Subsidiary of that Subsidiary.

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

“Termination Date” means the last day on which the Participant actively renders services to the Company or a Designated Affiliate where it is reasonably expected that no further services will be performed (and excluding any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment, except as otherwise expressly required by applicable employment standards legislation), including by reason of death or Disability, but, for greater certainty, a Participant’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not be considered to result in a Termination Date.

2.2               Interpretation

(a)	References to a “Part”, “section”, “subsection”, “paragraph” or “clause” mean to the specified Part, section, subsection, paragraph or clause of this Plan unless otherwise described.
(b)	The table of contents and headings are included for convenience of reference and do not affect the interpretation of this Plan.
(c)	Words importing the singular include the plural and vice versa.
(d)	The words “include” or “including” mean include or including without limitation.

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(e)	References to a statute, regulation, rule, code, national instrument or policy statement or to a particular section of one of them mean to that statute, regulation, rule, code, national instrument, policy statement or section as amended or superseded from time to time (unless specified otherwise) and references to a statute include any regulations, rules, national instruments or policy statements enacted under that statute.

2.3               Governing Law

The Plan is governed by and will be construed in accordance with British Columbia law, regardless of the citizenship, residence or place of organization of a Participant.

2.4               Submission to Jurisdiction

The Company and each Participant submits to the exclusive jurisdiction of the courts of competent jurisdiction of British Columbia with respect to any action or proceeding arising out of relating in any way to this Plan or any Award Agreement or Award.

ARTICLE III

ADMINISTRATION

3.1               Discretion and Authority

(a)	Subject to section 3.2, the Board has the sole and absolute discretion and authority to administer and interpret this Plan, the Award Agreements and the Awards, including:
(i)	to determine the Participants to whom Awards may be granted;
(ii)	to grant Awards and determine their terms, including (i) the number of Awards to be granted, (ii) the timing of grants, including the Date of Grant, (iii) restrictions on transfer, (iv) any vesting schedule, terms, limitations, restrictions and conditions applicable to Awards, (v) approving the form of any Award Agreement (not inconsistent with this Plan) to evidence an Award and (vi) the waiver or amendment of any terms of Awards, including expiration of any Awards, accelerating the vesting of any Awards, or, subject to the approval of the Exchange where required, substituting other property on the payment or settlement of any Awards;
(iii)	to establish, amend and rescind any regulations, rules or guidelines relating to this Plan; and
(iv)	to make any other determinations, settle any disputes or take any other action necessary or desirable for the administration of this Plan or any Award Agreement or Award.
(b)	Without limiting subsection (a), the Board, in its discretion, may correct any defect or omission or reconcile any inconsistencies in this Plan or any Award Agreement or Award.
(c)	The Board’s decision with respect to any matter related to this Plan will be conclusive and binding on the Company, the Designated Affiliates and all Participants.

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(d)	The Board’s discretion and authority is subject to any mandatory requirements of the Exchange.

3.2               Delegation and Liability

(a)	The Board may delegate to the Committee all or some of its powers under this Plan and on other terms as the Board may determine. In that case, references to the “Board” will be deemed to be references to the Committee, to the extent such powers have been delegated. The Board (or the Committee) may delegate the day-to-day administration of this Plan to any one or more officers of the Company.
(b)	None of the members of the Board or the Committee or any other person acting pursuant to authority delegated by the Board or the Committee will be liable for any action taken (or omitted to be taken) or determination made (or not made) in good faith in connection with this Plan or any Award.

3.3               Eligibility

All Participants are eligible to participate in this Plan, but eligibility does not confer any right to be granted an Award, which remains in the sole discretion of the Board. Further, the grant of an Award to a Participant shall not entitle such Participant to a future grant of an Award of the same or a different type.

3.4               Common Shares Subject to this Plan

(a)	The maximum number of Common Shares issuable under this Plan may not exceed 5% of the Outstanding Issue, provided that the number of Common Shares issuable under this Plan and any other Security Based Compensation Arrangement may not exceed 10% of the Outstanding Issue. Notwithstanding the foregoing, the number of Common Shares underlying Awards that have been cancelled, that have expired without being settled in full, and that have been issued upon settlement of Awards under the Plan, shall be again available for issuance hereunder.
(b)	The Board may not grant an Award that can be settled by an issuance of Common Shares from treasury if it would have the effect of causing the total number of Common Shares subject to that Award to exceed the total number of Common Shares determined under subsection (a).
(c)	For as long as the Common Shares are listed on the TSX Venture Exchange:
(i)	the maximum aggregate number of Common Shares issuable pursuant to this Plan or any other Security Based Compensation Arrangement granted or issued in any 12-month period to any one Participant (and companies wholly owned by such Participant) must not exceed 5% of the Outstanding Issue, calculated as of the Date of Grant to such Participant;
(ii)	the maximum aggregate number of Common Shares issuable pursuant to this Plan or any other Security Based Compensation Arrangement granted or issued in any 12-month period to any one Consultant must not exceed 2% of the Outstanding Issue, calculated as of the Date of Grant to such Consultant;

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(iii)	Investor Relations Service Providers may not receive any Awards pursuant to this Plan; and
(iv)	for Awards granted to Eligible Employees, Consultants or Management Company Employees, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Eligible Employee, Consultant or Management Company Employee, as the case may be.

3.5               Insider Participation Limits

(a)	The maximum aggregate number of Common Shares issuable pursuant to this Plan and any other Security Based Compensation Arrangement granted or issued to Insiders (as a group) at any time must not exceed in the aggregate 10% of the Outstanding Issue.
(b)	The maximum aggregate number of Common Shares issuable pursuant to this Plan and any other Security Based Compensation Arrangement granted or issuable to Insiders within any 12-month period must not exceed 10% of the Outstanding Issue, calculated as at the Date of Grant to such Insider.

3.6               Transfers

(a)	A Participant may not transfer or assign an Award, including by operation of law, except on the death of the Participant, by will or applicable laws of succession, provided that, subject to applicable law, a Participant may designate in writing (on terms specified by the Company) a beneficiary to receive any benefits that are payable under this Plan and any Award on death.
(b)	A Participant may not grant a security interest in, pledge or otherwise encumber an Award.
(c)	Any breach of subsection (a) or (b) will result in the Award being void.

3.7               Settlement of Awards

Awards may be settled only by:

(a)	the Participant to whom the Awards were granted;
(b)	the legal representative of a Participant’s estate or other relevant person under subsection 3.6(a), for up to one year after the Participant’s death; and
(c)	on the Participant’s incapacity, the legal representative having authority to deal with the Participant’s property.

3.8               Common Shares

Common Shares issued by the Company in accordance with this Plan and the Award Agreements will be issued as fully paid and non-assessable.

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3.9               Fractional Shares

The Company is not required to issue any fractional Common Share or Award. Any fractional Common Share shall be rounded down to the nearest whole Common Share.

ARTICLE IV

GRANT OF AWARDS

4.1               General

Subject to the terms of this Plan, the Board, in its discretion, may grant Awards to Participants on terms determined by the Board. Each grant will be evidenced by an Award Agreement. Any officer of the Company is authorized, on behalf of the Company, to execute and deliver an Award Agreement to each Participant to whom Awards have been granted.

Grants and issuances of Awards to a Director or Officer of the Company and any amendment to any of the foregoing, must be disclosed to the public by way of a news release on the day this Plan is implemented or amended or on the day the Award is granted, issued or amended.

4.2               Blackout Periods and Automatic Extensions

(a)	The expiry date, redemption date or settlement date, as applicable, of the Awards granted pursuant to this Plan, may be automatically extended, if such date falls within a period (a “Blackout Period”) during which the Company prohibits Participants from redeeming or settling their Awards. The following requirements are applicable to any such automatic extension:
(i)	The Blackout Period must be formally imposed by the Company pursuant to the Company’s internal trading policies as a result of the bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Company formally imposing a Blackout Period, the expiry date, redemption date or settlement date, as applicable, of any Awards will not be automatically extended;
(ii)	The Blackout Period must expire following the general disclosure of the undisclosed Material Information. The expiry date, redemption date or settlement date, as applicable, of the affected Awards can be extended to no later than ten (10) Business Days after the expiry of the Blackout Period;
(iii)	An automatic extension of a Participant’s Award will not be permitted where the Participant or the Company is subject to a cease trade order (or similar order under Securities Laws) in respect to the Company’s securities; and
(iv)	An automatic extension is available to all eligible Participants under this Plan under the same terms and conditions.

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ARTICLE V

DEFERRED SHARE UNITS

5.1               Nature of DSUs

(a)	A DSU is an Award attributable to a Participant’s duties as a director of the Company or a Designated Affiliate (an “Eligible Director”). Each DSU entitles the Eligible Director to receive one Common Share or the cash equivalent (or a combination of the two) and is payable after the Eligible Director experiences a DSU Termination Date.
(b)	Notwithstanding any other provision of the Plan, the value of a DSU shall always depend on the fair market value of the Common Shares for purposes of the Tax Act and no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional DSUs will be granted to any Participant to compensate for a downward fluctuation in the price of the Common Shares nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

5.2               Election

(a)	Subject to any alternative arrangements approved by the Board, each Eligible Director may elect to receive all or part of his or her annual compensation in DSUs by giving notice to that effect to the Company by December 15 of the year preceding the year with respect to which the election applies. Where an individual becomes a Director for the first time during a year, he or she must make the election with 30 days after becoming an Eligible Director, in which case the election will only apply to periods after the election.
(b)	Each election is irrevocable by the Eligible Director with respect to compensation earned during the period to which the election relates.

5.3               Number of DSUs

Each Participant will receive that number of DSUs equal to the quotient of (i) and (ii), where (i) is the dollar amount of compensation payable in DSUs on the date the compensation is payable and (ii) is the Fair Market Value of the Common Shares on the date of payment, rounded down to the nearest whole number.

5.4               Vesting of DSUs

Subject to ARTICLE VIII, (i) unless specified otherwise in the applicable DSU Agreement, DSUs will vest on the date that is one year following the Date of Grant; and (ii) no DSUs issued pursuant to this Plan may vest before the date that is one year following the Date of Grant.

5.5               Settlement of DSUs

(a)	Following a Participant’s DSU Termination Date, all vested DSUs will settle on the date that is 30 days following the DSU Termination Date.
(b)	The Company will pay the amount required to settle the DSUs as soon as practicable but not more than 30 days after the DSU Termination Date, in its discretion by:

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(i)	issuing to the Participant from treasury that number of Common Shares equal to the number of DSUs being settled;
(ii)	delivering to the Participant that number of outstanding Common Shares equal to the number of DSUs being settled;
(iii)	delivering to the Participant an amount in cash equal to the Fair Market Value of the number of Common Shares equal to the number of DSUs being settled; or
(iv)	a combination of (a), (b) or (c).

5.6               DSU Account

The Company will maintain an account for each Participant and credit the account with the number of DSUs granted to the Participant and cancel any DSUs that are not paid out or fail to vest and record their cancellation in the account.

5.7               Additional DSUs

(a)	Subject to the Board’s approval, if the Company pays a cash dividend on the Common Shares, the Company will credit the account of each Participant who holds DSUs as of the record date with an additional number of DSUs. The number of additional DSUs to be credited (to be determined as of the dividend payment date) will be equal to the quotient of (i) and (ii), where (i) is the product of (1) the aggregate number of DSUs held by the Participant on the relevant record date and (2) the amount of the dividend paid by the Company on each Common Share, and (ii) is the Fair Market Value of the Common Shares on the dividend payment date. These additional DSUs will be subject to the same vesting conditions as apply to the related DSUs.
(b)	Notwithstanding the foregoing, if the settlement of additional DSUs in Common Shares would exceed the maximum number of Common Shares issuable under this Plan and any other Security Based Compensation Plan pursuant to section 3.4 or section 3.5, such additional DSUs shall be settled in cash in accordance with section 5.5(b)(iii).

ARTICLE VI

RESTRICTED SHARE UNITS

6.1               Nature of RSUs

An RSU is an Award that generally becomes vested (if at all) following a period of continuous employment or other service relationship with the Company or a Designated Affiliate and entitles the Participant to receive one Common Share for each RSU or the cash equivalent (or a combination of the two).

6.2               Vesting Period

The Board will determine the vesting period applicable to an RSU, provided that the RSUs may not vest (i) prior to one year following the Date of Grant; and (ii) later than December 15 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred.

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6.3               Vesting of RSUs

Subject to ARTICLE VIII, (i) RSUs will vest at the end of the applicable vesting period, unless specified otherwise in the applicable RSU Agreement (the “RSU Vesting Date”); and (ii) no RSUs issued pursuant to this Plan may vest before the date that is one year following the Date of Grant.

6.4               Settlement of RSUs

The Company will pay the amount required to settle all vested RSUs as soon as practicable but not more than 30 days after the end of the applicable RSU Vesting Date, in its discretion by:

(a)	issuing to the Participant from treasury that number of Common Shares equal to the number of RSUs being settled;
(b)	delivering to the Participant that number of outstanding Common Shares equal to the number of RSUs being settled;
(c)	delivering to the Participant an amount in cash equal to the Fair Market Value of the number of Common Shares equal to the number of RSUs being settled; or
(d)	a combination of (a), (b) or (c).

Notwithstanding any other section of this Plan, all RSUs will be settled and paid no later than December 31 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred.

6.5               RSU Account

The Company will maintain an account for each Participant and credit the account with the number of RSUs granted to the Participant and cancel any RSUs that are not paid out or fail to vest and record their cancellation in the account.

6.6               Additional RSUs

(a)	Subject to the Board’s approval, if the Company pays a cash dividend on the Common Shares, the Company will credit the account of each Participant who holds RSUs as of the record date with an additional number of RSUs. The number of additional RSUs to be credited (as of the dividend payment date) will be equal to the quotient of (i) and (ii), where (i) is the product of (1) the aggregate number of RSUs held by the Participant on the relevant record date and (2) the amount of the dividend paid by the Company on each Common Share, and (ii) is the Fair Market Value of the Common Shares on the dividend payment date. These additional RSUs will be subject to the same vesting conditions as apply to the related RSUs.
(b)	Notwithstanding the foregoing, if the settlement of additional RSUs in Common Shares would exceed the maximum number of Common Shares issuable under this Plan and any other Security Based Compensation Plan pursuant to section 3.4 or section 3.5, such additional RSUs shall be settled in cash in accordance with section 6.4(c).

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ARTICLE VII

PERFORMANCE SHARE UNITS

7.1               Nature of PSUs

A PSU is an Award granted to a Participant that is generally conditioned on the achievement of Performance Goals over a Performance Period, subject to satisfying the Performance Vesting Conditions, and that entitles the Participant to receive one Common Share for each PSU or the cash equivalent (or a combination of the two).

7.2               Performance Period

The Board will determine the Performance Period applicable to a PSU, provided that the PSUs may not vest (i) prior to one year following the Date of Grant; and (ii) later than December 15 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such PSU is granted, occurred.

7.3               Vesting of PSUs

Subject to ARTICLE VIII, (i) PSUs will vest on the achievement of the applicable Performance Vesting Conditions at the end of the applicable Performance Period unless specified otherwise in the applicable PSU Agreement (the “PSU Vesting Date”); and (ii) no PSUs issued pursuant to this Plan may vest before the date that is one year following the Date of Grant.

7.4               Settlement of PSUs

The Company will pay the amount required to settle all vested PSUs as soon as practicable but not more than 30 days after the end of the applicable PSU Vesting Date, in its discretion by:

(a)	issuing to the Participant from treasury that number of Common Shares equal to the number of PSUs being settled;
(b)	delivering to the Participant that number of outstanding Common Shares equal to the number of PSUs being settled;
(c)	delivering to the Participant an amount in cash equal to the Fair Market Value of the number of Common Shares equal to the number of PSUs being settled; or
(d)	a combination of (a), (b) or (c).

Notwithstanding any other section of this Plan, all PSUs will be settled and paid no later than December 31 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such PSU is granted, occurred.

7.5               PSU Account

The Company will maintain an account for each Participant and credit the account with the number of PSUs granted to the Participant and cancel any PSUs that are not paid out or fail to vest and record their cancellation in the account.

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7.6               Additional PSUs

(a)	Subject to the Board’s approval, if the Company pays a cash dividend on the Common Shares, the Company will credit the account of each Participant who holds PSUs as of the record date with an additional number of PSUs. The number of additional PSUs to be credited (as of the dividend payment date) will be equal to the quotient of (i) and (ii), where (i) is the product of (1) the aggregate number of PSUs held by the Participant on the relevant record date and (2) the amount of the dividend paid by the Company on each Common Share, and (ii) is the Fair Market Value of the Common Shares on the dividend payment date. These additional PSUs will be subject to the same vesting conditions as apply to the related PSUs.
(b)	Notwithstanding the foregoing, if the settlement of additional PSUs in Common Shares would exceed the maximum number of Common Shares issuable under this Plan and any other Security Based Compensation Plan pursuant to section 3.4 or section 3.5, such additional PSUs shall be settled in cash in accordance with section 7.4(c).

ARTICLE VIII

TERMINATION OF PARTICIPANTS

8.1               Application of Part 8

This Part applies to all Participants.

All rights or entitlements of a Participant under the Plan, upon a termination of employment for any reason shall be subject to section 8.5.

8.2               Termination of Employment

(a)	If a Participant’s employment or office with the Company or a Designated Affiliate is terminated without cause, or if the Participant resigns or Retires, then:
(i)	provided that the Termination Date is at least one year after the applicable Date of Grant, any unvested Awards held by the Participant on the Termination Date may, at the discretion of the Board, automatically vest; and
(ii)	in the case of any vested Awards held by the Participant on the Termination Date, the Company will settle those Awards as soon as practicable after the Termination Date in accordance with this Plan but not more than 30 days after such Termination Date.
(b)	In the event that a Participant’s employment is terminated for cause, no Awards that have not vested prior to the Termination Date, including dividend equivalent Awards in respect to such Awards, shall vest and all such Awards shall be forfeited immediately.

8.3               Death

If a Participant dies, then:

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(a)	any unvested Awards held by the Participant on the Termination Date may, at the discretion of the Board, automatically vest; and
(b)	in the case of any vested Awards held by the Participant on the Termination Date, the Company will settle those Awards as soon as practicable after the Termination Date in accordance with this Plan but not more than 30 days after such Termination Date.

For greater certainty, if any of the Participant’s heirs or administrators is entitled to any portion of such Awards pursuant to subsection 3.6(a), such person may make a claim for the Awards until the date that is one year from the Participant’s death.

8.4               Disability

If a Participant has a Termination Date in connection with a Disability, then:

(a)	provided that the Termination Date is at least one year after the applicable Date of Grant, any unvested Awards held by the Participant on the Termination Date may, at the discretion of the Board, automatically vest; and
(b)	in the case of any vested Awards held by the Participant on the Termination Date, the Company will settle those Awards as soon as practicable after the Termination Date in accordance with this Plan but not more than 30 days after such Termination Date.

8.5               No Right to Compensation on Forfeiture

For clarification and without limitation, no Participant or former Participant shall be entitled to any current or future Award or any other benefit, payment or right otherwise arising from the Plan after his or her Termination Date except as provided in this Part 8, or as otherwise determined by the Board or as expressly required by the minimum applicable requirements contained in applicable employment standards legislation. No damages or compensation shall be payable to any person in respect of any Award that is not granted, paid or settled due to a Participant ceasing to actively render services to the Company or a Designated Affiliate for any reason, regardless of whether the Participant’s employment is terminated by the Company or a Designated Affiliate, lawfully or unlawfully, or whether the Participant’s employment is terminated voluntarily by the Participant or involuntarily, except as otherwise expressly required by applicable employment standards legislation.

In addition, except as specifically provided in this Part 8 or as otherwise determined by the Board, or as expressly required by applicable employment standards legislation, effective as of a Participant’s Termination Date, the Participant shall forfeit all rights and have no entitlements with respect to any outstanding Awards that would vested, or become payable or be settled after such date, and for greater certainty, the Participant shall be disentitled to damages as compensation for the loss of the opportunity to vest in respect of any outstanding Awards or receive any payment or Common Shares or other compensation that may or would have been paid or issued in respect of an Award during any applicable period of notice of termination of employment, under common law, contract or otherwise, except as expressly required by the minimum applicable requirements contained in applicable employment standards legislation.

8.6               Other

In connection with a Participant’s termination of employment, the Company may acquire, settle or redeem Awards for cancellation on terms other than those prescribed in an Award Agreement on terms separately agreed by the Board and the applicable Participant.

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ARTICLE IX

CHANGE OF CONTROL

9.1               ADJUSTMENTS AND Change of Control

(a)	Notwithstanding any other provision of the Plan, and subject to applicable law, if at any time prior to the settlement of an Award, the Common Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for (any of the foregoing events, a “Share Capital Event”), the Award shall be adjusted by the Board in accordance with such Share Capital Event in the manner the Board in its sole discretion deems appropriate. No fractional shares shall be issued upon satisfaction of the Company’s obligations under the Plan. Any fractional interest in a Common Share that would, except for the provisions of this Section 9.1(a), be delivered upon the settlement of any Award shall be cancelled and not deliverable.
(b)	If at any time prior to the settlement of an Award:
(i)	the Company seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event (as defined below); or
(ii)	a third party makes a bona fide formal offer or proposal to the Company or its shareholders which, if accepted, would constitute an Acceleration Event;

the Company may send notice to all Participants of such transaction, offer or proposal and (i) the Board may, by resolution and notwithstanding any vesting schedule applicable to any Award, permit all unvested Awards outstanding to automatically vest during the period specified in the notice (but in no event later than the applicable expiry date of an Award), so that the Participant may participate in such transaction, offer or proposal, and (ii) the Board may accelerate the vesting date of such Awards and the time for the fulfillment of any conditions or restrictions on such settlement to an earlier date chosen by the Board in its unfettered discretion, provided that this Section 9.1 shall not apply with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision. Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the Exchange, if applicable.

For the purposes of this Plan, an (“Acceleration Event”) means:

(i)	the acquisition by any person or any persons acting jointly or in concert, directly or indirectly, of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a take-over bid or otherwise;
(ii)	any plan of arrangement, amalgamation, consolidation, merger or other business combination of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

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(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;
(iv)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or
(v)	any other transaction that is deemed to be an “Acceleration Event” for the purposes of this Plan by the Board in its sole discretion.
(c)	Notwithstanding any other provision of this Plan or the terms of any Award Agreement, if at any time prior to the vesting of an Award, the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Awards shall automatically vest. Any adjustment to an Award, other than in connection with a security consolidation or security split, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend, recapitalization, or such other transaction as deemed by the Board, will be subject to prior Exchange acceptance.

9.2               Powers of the Board

If there is a Share Capital Event or an Acceleration Event, the Board may (i) make any changes to the terms of the Award Agreements and Awards as it considers fair and appropriate in the circumstances, (ii) otherwise modify the terms of the Awards to assist the Participants in participating in the transaction leading to the Acceleration Event and (iii) terminate, conditionally or otherwise, the Awards not settled following successful completion of the Acceleration Event, provided that this Section 9.2 shall not apply with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

ARTICLE X

AMENDMENTS AND TERMINATION

10.1           Amendments and Termination

(a)	Subject to paragraphs (b), (c) and (d), and any applicable regulatory approval, the Board may from time to time amend this Plan and the terms and conditions of any Award previously awarded or thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any relevant law, Exchange policy, rule or regulation applicable to this Plan, any Award or the Common Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not materially impair any right of any holder of an Award pursuant to any Award awarded prior to such amendment. Notwithstanding the foregoing, any amendment, suspension or termination of the Plan shall be such that the provisions of the Plan applicable to DSUs continuously meet the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.
(b)	Notwithstanding any provisions to the contrary and subject to the policies of the Exchange, if the Company is listed on the Exchange, the approval of shareholders of the Company shall be required for any amendment to the Plan except for the following:

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(i)	amendments to fix typographical errors; and
(ii)	amendments to clarify existing provisions of the Plan and which do not have the effect of altering the scope, nature and intent of such provisions.
(c)	Notwithstanding any provisions to the contrary, the Board may only amend the provisions of this Plan relating to the following if the Board obtains the approval of the shareholders of the Company in respect thereof:
(i)	persons eligible to be granted Awards or issued Common Shares under this Plan;
(ii)	the maximum number or percentage of Common Shares issuable upon settlement of Awards available under this Plan;
(iii)	the limitations on grants of Awards to any one person, Insiders, Consultants, or persons involved in Investor Relations Activities;
(iv)	the maximum term of Awards;
(v)	the expiry and termination provisions applicable to Awards, including the addition of a Blackout Period; and
(vi)	any amendment to this Section 10.1.
(d)	Any amendment to Awards held by an Insider at the time of the amendment that would result in a benefit to an Insider must receive Disinterested Shareholder Approval.

10.2           SHAREHOLDER APPROVAL

This Plan must be approved by the Company’s shareholders annually, at a duly called meeting of the shareholders.

10.3           EXCHANGE HOLD PERIODS AND RESALE RESTRICTIONS

If required by the policies of the Exchange, the certificate representing the Awards and any certificate representing Common Shares sold, issued and delivered pursuant to the settlement of Awards will bear the following Exchange Hold Period legend:

“Without prior written approval of TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date that is four months and a day after the distribution date].”

10.4           TERMINATION

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Awards or impair any right of any Participant pursuant to any Award granted prior to the date of such termination and notwithstanding such termination, the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

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ARTICLE XI

GENERAL

11.1           Unsecured Obligations

The Company’s obligations under this Plan and the Awards are unsecured obligations and Participants will not have any greater rights than those of an unsecured general creditor of the Company.

11.2           Successors and Assigns

This Plan is binding on all successors and permitted assigns of the Company and Designated Affiliates and each Participant, including the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of the Company, a Designated Affiliate or a Participant.

11.3           No Special Rights

Nothing in this Plan or by the grant of any Awards will confer on any Participant any right to the continuation of the Participant’s employment by the Company or a Designated Affiliate or interfere in any way with the right of the Company or a Designated Affiliate at any time to terminate a Participant’s employment or to increase or decrease the compensation of a Participant.

11.4           Other Employee Benefits

The amount of any compensation received by a Participant as a result of the settlement of any Award will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, unless otherwise determined by the Board.

11.5           No Liability

Neither the Company nor a Designated Affiliate will be liable to any Participant for any loss resulting from a decline in the price or market value of any Common Shares.

11.6           Government Regulation and Grant Restrictions

(a)	The Company’s obligation to issue and deliver Common Shares under any Award is subject to (i) the qualification or registration of those Common Shares under applicable securities laws or the availability of and compliance with applicable exemptions from those securities laws, (ii) the listing of those Common Shares on the Exchange and (iii) the receipt from the Participant of any information for the purpose of complying with applicable securities or privacy laws and the rules, regulations and policies of the Exchange and of representations, agreements and undertakings as to future dealings in those Common Shares in order to safeguard against the violation of the securities laws of any jurisdiction, in each case, as the Company determines to be necessary or advisable for that purpose.
(b)	Awards may not be granted with a Date of Grant or effective date earlier than the date on which all actions required to grant the Awards have been completed.

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11.7           No Rights as a Shareholder

Participants will not have any rights as a holder of any Common Shares covered by an Award including the right to vote or to receive dividends or other distributions on the Common Shares.

11.8           Tax Matters Generally

(a)	Each Participant is responsible for completing and filing any tax returns that may be required under Canadian, United States or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in this Plan and the granting or payment or settlement of an Award.
(b)	Notwithstanding any other provision of this Plan, all distributions, delivery of Common Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of any Applicable Withholding Taxes, as the Company determines. If the event giving rise to any Applicable Withholding Taxes involves an issuance or delivery of Common Shares, then, the Applicable Withholding Taxes may be satisfied in such manner as the Company determines, including by (a) requiring the Participant to make a cash payment to the Company representing the Applicable Withholding Tax, which will in turn remit such amounts to the appropriate governmental authorities, (b) having the Participant elect to have the appropriate number of such Common Shares sold by the Company or the Company’s transfer agent and registrar, on behalf of and as agent for the Participant, as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (c) any other mechanism as may be required or determined by the Company as appropriate.
(c)	The Company does not make any representation to Participants as to the tax consequences of any Award. The Company will not have any liability for any tax, interest or penalties that any Participant may incur as a result of the grant, vesting or settlement of any Award.

11.9           Severability

The invalidity or unenforceability of any provision of the Plan will not affect the validity or enforceability of any other provision and any invalid or unenforceable provision will be severed from this Plan.

11.10        Effective Date

This Plan was approved by the shareholders of the Company, effective as of [●], 2025.

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SCHEDULE “C” CHARTER OF THE AUDIT COMMITTEE
1.	ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.	COMPOSITION
•	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.
•	At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.
•	Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.
•	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.
•	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).
•	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.
•	The Chair of the Committee presiding at any meeting shall not have a casting vote.
•	The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

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3.	MEETINGS
•	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.
•	Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.
•	A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
•	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.
•	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.
•	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.
•	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.
•	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.
•	The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.
•	The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

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•	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.
•	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.
•	Minutes of Committee meetings shall be sent to all Committee members.
•	The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.
4.	RESOURCES AND AUTHORITY
•	The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.
•	The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.
•	The Committee shall have the authority to communicate directly with the Independent Auditor.
5.	RESPONSIBILITIES
A.	Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

•	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;
•	chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;
•	ensure that the Committee meets on a regular basis and at least four times per year;
•	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;
•	ensure that Committee materials are available to any director on request;
•	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;
•	foster ethical and responsible decision making by the Committee and its individual members;
•	encourage Committee members to ask questions and express viewpoints during meetings;

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•	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;
•	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently
•	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and
•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.
B.	The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

•	review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.
•	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.
•	review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.
•	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.
•	meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

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•	inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.
•	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.
•	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.
•	in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.
•	establish procedures for:
o	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
o	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
•	provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

•	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;
•	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee.
•	with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor.
•	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit.
•	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.
•	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

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Other Responsibilities

•	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;
•	institute and oversee special investigations, as needed; and
•	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

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Appendix A

Policy for Approval of Non-Audit Services

1.                   In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.                   The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;
(b)	financial information systems design and implementation;
(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
(d)	actuarial services;
(e)	internal audit outsourcing services;
(f)	management functions;
(g)	human resources;
(h)	broker or dealer, investment adviser or investment banking services;
(i)	legal services;
(j)	expert services unrelated to the audit; and
(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

3.                   The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

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4.	In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:
(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;
(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and
(c)	the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.

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SCHEDULE “D” BOARD MANDATE
1.	PURPOSE

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of New Found Gold Corp. (the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	DUTIES AND RESPONSIBILITIES

The Board shall have the specific duties and responsibilities outlined below.

A.	Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

Business and Capital Plans

The Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

Monitoring

The Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

B.	Risk Management

General

The Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

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C.	Human Resource Management

General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and recommendations for executive compensation.

Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director (if applicable), the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

D.	Corporate Governance

General

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.

Director Independence

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

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E.	Communications

Shareholders

The Company endeavors to keep its shareholders informed of its progress through quarterly interim reports, periodic press releases and investor presentations. Directors and management shall meet with the Company’s shareholders at the annual general meeting and shall be available to respond to questions at that time.

3.	COMPOSITION
A.	General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings shall comply with the requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) (the “Act”), the rules, regulations and guidelines of all applicable securities regulatory authorities and stock exchanges on which the Company’s securities are listed, including the TSX Venture Exchange (collectively, “Applicable Laws”) and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

B.	Chair of the Board

The Chair shall be an independent director unless the Board determines that it is in the best interest of the Company to have a non-independent Chair. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 – Corporate Governance Guidelines, as may be amended from time to time. If the Chair is not independent, then the independent directors shall select a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

Appointment of the Chair

The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of the Chair as shall be determined by the Board. Where a vacancy occurs at any time in the position of the Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

Duties

The Chair, with the assistance of the Lead Director (if one is appointed from time to time), is accountable to the Board and shall have the duties of a member of the Board (a “Member”) as set out in Applicable Laws and in the Company’s constating documents. The Chair, with the assistance of the Lead Director (if one is appointed from time to time), is responsible for the management, development and effective performance of the Board and leads the Board to fulfill its duties as required by Applicable Laws. In particular, the Chair (or Lead Director) shall:

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(a)	organize the Board to function independently of management;
(b)	promote ethical and responsible decision making, appropriate oversight of management, and best practices in corporate governance;
(c)	make sure the Board has the opportunity to meet without members of management present on an as-needed basis;
(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;
(e)	manage the affairs of the Board, including that the Board is organized properly, functions effectively and meets its obligations and responsibilities;
(f)	co-ordinate with management matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(g)	provide advice, counsel, and mentorship to other Members, the CEO, and other Senior Executives;
(h)	preside as chair of each meeting of the Board;
(i)	preside as chair of each meeting of the shareholders of the Company;
(j)	communicate with all Members to co-ordinate their input, encourage their accountability, and provide for the effectiveness of the Board and its Committees as well as to keep Members up to date on all major developments concerning the Company; and
(k)	review to determine if the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

In addition, the Lead Director, if one is appointed from time to time, will be responsible for the following:

(a)	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;
(b)	presiding over meetings of the directors at which the Chair is not present and in camera sessions of the independent directors, and apprising the Chair of the issues considered;
(c)	encouraging free and open discussion at in camera sessions of the independent directors;
(d)	serving as liaison between the independent directors and the Chair;
(e)	being available for consultation and direct communication with the Company’s shareholders as appropriate;

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(f)	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and
(g)	performing such other duties as the Board may delegate to the Lead Director from time to time.
4.	COMMITTEES OF THE BOARD

The Board has established the following committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

A.	Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. Each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

B.	Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s mandate.

C.	Consideration of Committee Recommendations

As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

D.	Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

E.	Committee Chairs

Appointment

The chair of each Committee shall be appointed annually by the Board. Where a vacancy occurs at any time in the position of a Committee chair, it shall be filled by the Board. The Board may remove and replace a Committee chair at any time.

Duties

(a)	The chair of a Committee shall lead and oversee the Committee so as to fulfill its mandate. In particular, the Committee chair shall:
(b)	organize the Committee to function independently of management;
(c)	provide the Committee the opportunity to meet on an as-needed basis without members of management present;

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(d)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(e)	manage the affairs of the Committee so that it is organized properly, functions effectively, and meets its obligations and responsibilities;
(f)	co-ordinate with management matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(g)	provide advice and counsel to the CEO and other Senior Executives in the areas covered by the Committee’s mandate;
(h)	preside as chair of each meeting of the Committee; and
(i)	communicate with all members of the Committee to co-ordinate their input, encourage their accountability, and provide for the effectiveness of the Committee.
5.	MEETINGS

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

A.	Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

B.	Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

C.                 Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

D.	Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

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E.	Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6.	MANAGEMENT
A.	Position Descriptions for Directors

The Board will approve position descriptions for the Chair, the Lead Director (if applicable) and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

B.	Position Description for CEO

The Board will approve a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

7.	DIRECTOR DEVELOPMENT AND EVALUATION

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. The Board shall review the Company’s initial orientation program and continuing director development programs.

8.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s articles, it is not intended to establish any legally binding obligations.

Adopted:	June 22, 2020
Revised date:	December 7, 2021
Approved by:	Board of Directors

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